06012319

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

April 4, 2006

82-5179

By Federal Express

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 4/10

The information set forth below is a summary of documentation which the Company has made public pursuant to French law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. On September 8, 2005, the Company issued a press release announcing its 2005 half year results, accompanied by the Company's 2005 interim consolidated financial statements. A copy of the English language version of this press release is furnished as Appendix A to this letter.

2. On October 27, 2005, the Company issued a press release announcing its 2005 third quarter sales results. A copy of the English language version of this press release is furnished as Appendix B to this letter.

3. On December 9, 2005, the Company issued a press release announcing that Francois-Henri Pinault, Chairman and Chief Executive Officer of the Company, and Ross McInnes, Executive Vice President Finance, ended their collaboration. A copy of the English language version of this press release is furnished as Appendix C to this letter.

4. On December 13, 2005, the Company issued a press release announcing the appointment of Jean-Francois Palus as Chief Financial Officer of the Company. A copy of the English language version of this press release is furnished as Appendix D to this letter.

5. On January 26, 2006, the Company issued a press release announcing its sales results for the fourth quarter of and full year 2005. A copy of the English language version of this press release is furnished as Appendix E to this letter.

6. On January 30, 2006, the Company issued a press release announcing the appointment of Peggy Nahmany as Director of External Relations of the Company. A copy of the English language version of this press release is furnished as Appendix F to this letter.

7. On January 31, 2006, Gucci, a part of the Company's subsidiary Gucci Group N.V., announced the resignation of John Ray as the Creative Director of Men's Ready to Wear for the Gucci brand and the appointment of Frida Giannini as the sole Creative Director for the Gucci brand. A copy of the English language version of this press release is furnished as Appendix G to this letter.

8. On March 9, 2006, the Company issued a press release announcing its 2005 annual results, accompanied by the Company's consolidated financial statements as at December 31, 2005. A copy of the English language version of this press release is furnished as Appendix H to this letter.

9. On March 9, 2006, the Company made an investor presentation regarding its 2005 annual results. A copy of the English language version of this presentation is furnished as Appendix I to this letter.

10. On April 3, 2006, the Company issued a press release announcing the appointment of Gerard Mothe as Corporate Secretary of PPR Group. A copy of the English language version of this press release is furnished as Appendix J to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

PPR

Paris, September 8, 2005

PRESS RELEASE

2005 Half-Year Results

- **Recurring operating income up 11.3%**
- **Sharp increase in Luxury Goods results**
- **€70 million improvement in free cash flow from operations***

On September 7, 2005, PPR's Board of Directors met to examine the Group's financial statements for the six months ended June 30, 2005, certified by the Statutory Auditors.

François-Henri Pinault, Chairman and Chief Executive Officer of PPR, stated: "PPR's strong results underscore the relevance of our strategy and business development model. Thanks to its positioning on two activities – the rapidly growing global Luxury Goods universe, and stable, mature Retail markets – the Group enjoys a higher profitability profile than that of the markets in which it participates. Luxury Goods posted excellent first-half results, notably at Gucci and Bottega Veneta, with double-digit growth rates, thereby outperforming its main competitors over this period. In Retail, strong performance at Redcats and Fnac offset Conforama's lower results in a challenging European environment. The PPR Group is particularly well positioned to further improve its performance, as the positive trends of July and August clearly indicate."

(in euro million) *According to IFRS*	**H1 2005**	**H1 2004** [(1)]	**Change**
Revenue from ordinary activities *(sales)*	8,094.4	7,850.8	+ 3.1%
Gross profit	3,584.1	3,432.0	+ 4.4%
Recurring operating income	348.6	313.3	+ 11.3%
Operating income	386.8	327.3	+ 18.2%
Net income	169.6	150.8	+ 12.5%

(1) After adjustment for impact of transition to IFRS and change in closing date of Gucci Group's financial year.

** Net cash flow from operating activities +/- Net operating investments.*

Growth in sales

In the first half, Group sales increased by 3.1% to €8,094.4 million. This excellent performance reflects the soundness of PPR's positioning in its core business lines and strategic choices.

The Retail division reported a satisfying first half. Sales rose by 1.6% to €6,755.5 million. Retail sales outside France, up by 2.6% to €2,976.5 million during the period, helped to offset the impact of sluggish consumer spending in France. PPR confirmed its position as a leading player in e-commerce, recording sales of €607.4 million, up by 32.5% versus the same period in 2004.

The Luxury Goods division maintained its strong sales momentum in the first half, with sales rising by 11.2% to €1,350.8 million. The Gucci and Bottega Veneta brands posted respective increases in sales of 13.6% and 47.6% in the first half. The Luxury Goods division recorded double-digit sales growth in all geographical areas.

Improved operating performance

- **Gross profit** increased by 4.4% to €3,584.1 million for the six months to June 30, 2005. Gross profit stood at 44.3% of sales, up 0.6 points on the first half of 2004.

  The gross profit margin for the Retail division rose by 0.4 points to 39.9%, mainly reflecting an increase in global sourcing at Conforama and excellent results at Redcats.

  The Luxury Goods division increased its contribution to the Group's results. Factors driving growth in the gross profit margin of the Luxury Goods division, which expanded by 1.7 points at constant exchange rates to 66.4%, included the success of the new Gucci and Bottega Veneta collections, the marked increase in the share of Leather Goods within the product mix and a positive sales mix effect between directly operated stores and wholesales.

- **Recurring operating income** rose by 11.3% to €348.6 million. The recurring operating income margin grew by 0.3 points to 4.3% of total sales.

(in euro million) *According to IFRS*	**H1 2005**	**H1 2004 [1]**	**Change**
Retail	268.8	280.6	- 4.2%
(as a % of sales)	*4.0%*	*4.2%*	*- 0.2 pt*
Luxury Goods	107.4	60.9	+ 76.4%
(as a % of sales)	*8.0%*	*5.0%*	*+ 3.0 pts*
Holding and other	-27.6	-28.2	ns
PPR - Recurring operating income	**348.6**	**313.3**	**+ 11.3%**
(as a % of sales)	*4.3%*	*4.0%*	*+ 0.3 pt*

[1] After adjustment for the impact of transition to IFRS and change in closing date of Gucci Group's financial year.

Recurring operating income in the Retail division fell by 4.2% to €268.8 million. This decline was largely due to weaker performance at Conforama,

which actively continued the modernisation of its logistical infrastructure and store network in a lacklustre environment. Redcats posted 8% growth, buoyed by excellent operating results at the Children and Family division and a recovery in its international results, notably in the US and UK. Fnac posted a 10.3% increase, spurred by strong growth on international markets, and a substantially improved performance in countries such as Brazil and Switzerland, where Fnac's presence is more recent.

Luxury Goods recurring operating income rose by 76.4% to €107.4 million despite a €40 million negative foreign exchange impact. Growth was underpinned by solid operating results at the Gucci Division (up 16.2%), improved operating income at Bottega Veneta, which posted positive results in the first half, and a sharp reduction in operating losses at Boucheron. Thanks to the initial results from recently launched ready-to-wear collections and from cost-cutting measures undertaken, Yves Saint Laurent posted a moderate decrease in operating losses.

Finance costs

Finance costs (net) amounted to €151.9 million, up by €25.1 million on the first half of 2004. This primarily reflects the application of IAS 32/39 which had a €17.5 million negative impact. Finance costs also reflect lower average net financial debt during the period and an increase in average interest rates resulting from the Group's decision to extend the average maturity of its debt.

Marked upswing in earnings

- The effective tax rate for the first half was 29.4%, reflecting a corporate tax charge of €69.1 million, down €72.3 million from the first half of 2004.
- Net income stood at €169.6 million in the first half of 2005, up 12.5%.

Financial structure and cash flow

(in euro million) *According to IFRS*	**H1 2005**	**H1 2004** [1]	**Change**
Free cash flow from operations	(104.4)	(173.3)	68.9

[1] *After adjustment for the impact of transition to IFRS and change in closing date of Gucci Group's financial year.*

Despite unfavourable seasonal effects related to the Group's business, free cash flow from operations was up 39.8% on the first half of 2004. This improvement reflects a significant reduction in working capital requirements, notably in the Luxury Goods division.

(in euro million) *According to IFRS*	**30/06/2005**	**01/01/2005** [1] [2]	**30/06/2004** [1]
Shareholders' equity	7,758.9	7,605.7	7,580.0
o/w Shareholders' equity group share	7,594.9	7,434.1	6,920.5
Net financial debt	5,577.2	5,183.8	7,555.2

[1] *After adjustment for the impact of transition to IFRS and change in closing date of Gucci Group's financial year.*
[2] *After adoption of IAS 32 and 39 as from January 1, 2005.*

On June 30, 2005, shareholders' equity including minority interests stood at €7,758.9 million. This increase in shareholders' equity in relation to January 1, 2005 was attributable in particular to the sale of treasury shares completed in the first half of 2005.

Net financial debt amounted to €5,577.2 million at June 30, 2005. This figure reflected the impact of the final disposals of non-strategic assets and of treasury shares during the first half.

Highlights

- **Change in corporate governance structure**

The Annual General Meeting of May 19, 2005 approved the adoption of new company by-laws replacing the Group's two-tier corporate governance structure with a single Board of Directors. Following the Annual General Meeting, the Board of Directors appointed François-Henri Pinault as Chairman and Chief Executive Officer of PPR.

The three specialised committees of the Supervisory Board (Audit Committee, Remuneration Committee and Appointments Committee) have been maintained within the Board of Directors. A Strategy and Development Committee has also been created in order to identify, examine and accompany strategic development initiatives for the Group.

- **Divestment of remaining stake in Facet**

On June 30, PPR announced that it had signed an agreement under which Cetelem, a BNP Paribas subsidiary, acquired the Group's remaining 10% stake in Facet (Conforama's credit card business) for €90 million.

- **Disposal of MobilePlanet**

On April 26, MobilePlanet, the online retailer of wireless technology products, was sold to eXpansys Holdings Limited for €2.1 million.

- **Transactions on treasury shares**

On March 30, the Group cancelled 2 million treasury shares, thereby reducing share capital to 120,438,230 shares with a nominal value of €4 euros per share.
During the first half of 2005, PPR completed the sale of 2,883,132 treasury shares (including 215,000 shares held under a liquidity contract) for €237.4 million.
At June 30, 2005, PPR held 5,000 treasury shares to cover its liquidity contract.

- **Strengthened financial structure**

Taking advantage of an extremely favourable interest rate environment, in June PPR completed a €300 million bond issue, maturing in January 2013 bearing a 4% coupon. The issue was launched with the aim of strengthening the Group's financial structure by extending its average debt maturity and diversifying its sources of funding.

Subsequent events

Effective July 1, 2005, Ross McInnes was appointed PPR Executive Vice President, Finance with responsibility for all of the Group's financial functions (Financial Control, Financing and Treasury, Tax, Strategy and Corporate Development, and Financial Communications). He is a member of the Executive Committee of the Group and participates in meetings of the Board of Directors as a non-voting advisor to the Board. Ross McInnes joined PPR from the Thales group, where he was Senior Vice President, Chief Financial Officer.

Outlook

The good business trend observed in the Retail division in July and August, which was sustained despite sluggish consumer demand throughout Europe, underscores the relevance of the Retail companies' positioning.

In the Luxury Goods division, the success of the new collections by all Gucci Group brands is confirmed and should result in a continued improvement in performance. The improvement rate may be tempered by the high base of comparison, however.

The Group's strategic operational priorities should deliver growth of free cash flow from operations in the second half of 2005.

PRESENTATION

The presentation of the 2005 half-year results to the financial community will be broadcast live from 8:30 am Paris time / 7:30 am London time.

Dial-in

French version: +33 (0)1 72 28 01 30

English version: +44 (0) 161 601 8912

Replay dial-in

French version: +33 (0) 1 72 28 01 39
Replay passcode: 167502#

English version:
UK: +44 (0) 207 075 3214
US: +1 866 828 2261
Replay passcode: 167479#

Slides (PDF) and an audiocast (Real or Windows Media Player) will be available from 8:30 am on www.pprfinance.com. A recorded version will be available later in the day.

CONTACTS

Media:	Lorie Lichtlen	+33 (0)1 45 64 65 06
Analysts/Investors:	Alexandre de Brettes	+33 (0)1 45 64 61 49
Media website:	www.pprlive.com	
Analyst/investor website:	www.pprfinance.com	

PPR

2005 INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

Summary *page*

Consolidated income statement

(in € million)	6 months to June 30, 2005	Proforma 6 months to June 30, 2004 [3]	Luxury Goods [2]	Reported 6 months to June 30, 2004 [1]
CONTINUING OPERATIONS				
Revenue	**8,094.4**	**7,850.8**	**(117.9)**	**7,968.7**
Cost of sales	(4,510.3)	(4,418.8)	32.9	(4,451.7)
Gross profit	**3,584.1**	**3,432.0**	**(85.0)**	**3,517.0**
Payroll expenses	(1,314.5)	(1,265.6)	(28.2)	(1,237.4)
Other recurring operating income and expenses	(1,921.0)	(1,853.1)	30.8	(1,883.9)
Recurring operating income	**348.6**	**313.3**	**(82.4)**	**395.7**
Other operating income and expenses	38.2	14.0	(6.2)	20.2
Impairment of goodwill			5.0	(5.0)
Operating income	**386.8**	**327.3**	**(83.6)**	**410.9**
Finance costs	(151.9)	(126.8)	(0.9)	(125.9)
Income before taxes	**234.9**	**200.5**	**(84.5)**	**285.0**
Income taxes	(69.1)	(141.4)	3.7	(145.1)
Share in earnings of associates	3.8	11.7		11.7
Net income from continuing operations	**169.6**	**70.8**	**(80.8)**	**151.6**
o/w attributable to equity holders of the parent	153.9	44.2	(56.9)	101.1
o/w attributable to minority interests	15.7	26.6	(23.9)	50.5
DISCONTINUED OPERATIONS				
Net income from discontinued operations		**80.0**		**80.0**
o/w attributable to equity holders of the parent		58.9		58.9
o/w attributable to minority interests		21.1		21.1
Net income	**169.6**	**150.8**	**(80.8)**	**231.6**
Attributable to equity holders of the parent	153.9	103.1	(56.9)	160.0
Attributable to minority interests	15.7	47.7	(23.9)	71.6
Attributable net income	**153.9**	**103.1**		**160.0**
Earnings per share (in €)	1.31	0.87		1.35
Fully diluted earnings per share (in €)	1.30	0.87		1.34
Attributable net income from continuing operations	**153.9**	**44.2**		**101.1**
Earnings per share (in €)	1.31	0.37		0.85
Fully diluted earnings per share (in €)	1.30	0.37		0.85
Attributable net income from continuing operations excluding non current items	**124.3**	**121.5**		**170.6**
Earnings per share (in €)	1.05	1.02		1.44
Fully diluted earnings per share (in €)	1.05	1.02		1.40

[1] Data restated in IFRS standards - Gucci Group consolidated for six months from November 2003 to April 2004.
[2] Impact of Gucci's change in reporting period.
[3] Data restated in IFRS standards - Gucci Group consolidated for six months from January 2004 to June 2004.

Consolidated balance sheet

ASSETS (in € million)	as of June 30, 2005	Proforma as of June 30, 2004 [(4)]	Luxury Goods [(3)]	Reported as of June 30, 2004 [(2)]	as of January 1, 2005 [(1)]
Goodwill	5,452.7	5,334.0	(19.4)	5,353.4	5,382.8
Intangible assets	6,619.4	6,551.2	(13.7)	6,564.9	6,628.4
Tangible assets	2,617.8	2,653.3	(8.8)	2,662.1	2,624.8
Investments in associates	50.0	45.5		45.5	46.9
Non consolidated investments	61.3	152.9	(1.0)	153.9	92.0
Other non-current financial assets	171.2	157.8	(1.7)	159.5	167.1
Deferred tax assets	443.6	478.0	(11.4)	489.4	435.5
Other non-current assets	10.7	28.9	(0.5)	29.4	14.4
Non-current assets	**15,426.7**	**15,401.6**	**(56.5)**	**15,458.1**	**15,391.9**
Inventories	2,717.7	2,609.2	45.3	2,563.9	2,632.6
Trade receivables	1,011.8	958.1	(33.7)	991.8	1,062.3
Customer loans	412.7	433.0		433.0	419.1
Current tax assets	76.4	71.0	1.6	69.4	46.2
Other current assets	1,171.5	1,300.9	12.4	1,288.5	1,481.2
Cash and cash equivalents	1,565.9	2,518.8	(516.6)	3,035.4	3,862.8
Current assets	**6,956.0**	**7,891.0**	**(491.0)**	**8,382.0**	**9,504.2**
Non-current assets held for sale		**4,048.4**		**4,048.4**	
Total assets	**22,382.7**	**27,341.0**	**(547.5)**	**27,888.5**	**24,896.1**

LIABILITIES (in € million)	as of June 30, 2005	Proforma as of June 30, 2004 [(4)]	Luxury Goods [(3)]	Reported as of June 30, 2004 [(2)]	as of January 1, 2005 [(1)]
Shareholder's equity - Group share	7,594.9	6,920.5	24.1	6,896.4	7,434.1
Minority interests	164.0	659.5	10.3	649.2	171.6
Shareholders' equity	**7,758.9**	**7,580.0**	**34.4**	**7,545.6**	**7,605.7**
Long-term borrowings and financial debts	4,791.2	7,130.8	(429.5)	7,560.3	6,159.6
Long-term provisions for retirement and other benefits	228.4	208.2	(1.3)	209.5	214.7
Long-term provisions	142.3	129.9	(2.5)	132.4	151.1
Deferred tax liabilities	1,900.7	2,015.3	9.0	2,006.3	1,901.8
Other non-current liabilities					
Non-current liabilities	**7,062.6**	**9,484.2**	**(424.3)**	**9,908.5**	**8,427.2**
Short-term borrowings and financial debts	2,424.2	2,943.2	(159.4)	3,102.6	2,973.8
Financing of customer loans	412.7	433.0		433.0	419.1
Trade payables	2,117.4	2,169.7	6.8	2,162.9	2,639.5
Short-term provisions for retirement and other benefits	14.1	18.0		18.0	14.2
Short-term provisions	111.2	195.1		195.1	122.6
Current tax liabilities	290.6	185.8	20.7	165.1	266.6
Other current liabilities	2,191.0	1,972.4	(25.7)	1,998.1	2,427.4
Current liabilities	**7,561.2**	**7,917.2**	**(157.6)**	**8,074.8**	**8,863.2**
Liabilities / Non-current assets held for sale		**2,359.6**		**2,359.6**	
Total liabilities and shareholders' equity	**22,382.7**	**27,341.0**	**(547.5)**	**27,888.5**	**24,896.1**

(in € million)	as of June 30, 2005	Proforma as of June 30, 2004 [(4)]	Luxury Goods [(3)]	Reported as of June 30, 2004 [(2)]	as of January 1, 2005 [(1)]
Borrowings and financial debts excluding financing of customer loans	7,215.4	10,074.0	(588.9)	10,662.9	9,133.4
Financial derivative at fair value hedge (interest rate)	(72.3)				(86.8)
Cash and cash equivalents	(1,565.9)	(2,518.8)	516.6	(3,035.4)	(3,862.8)
Net financial debt	**5,577.2**	**7,555.2**	**(72.3)**	**7,627.5**	**5,183.8**

(1) After application of IAS 32 & 39 as of January 1, 2005.
(2) Data restated in IFRS standards - Gucci Group consolidated for six months from November 2003 to April 2004.
(3) Impact of Gucci's change in reporting period.
(4) Data restated in IFRS standards - Gucci Group consolidated for six months from January 2004 to June 2004.

Consolidated cash flow statement

(in € million)	June 30, 2005	Proforma June 30, 2004 [3]	Luxury Goods [2]	Reported June 30, 2004 [1]
Cash flows from operating activities	**325.9**	**360.7**	**(89.7)**	**450.4**
Interest paid/received	129.0	119.9	0.5	119.4
Dividends received	(14.2)	(17.6)		(17.6)
Net income tax payable	54.2	29.7	3.8	25.9
Cash flows before taxes, dividends and interest	**494.9**	**492.7**	**(85.4)**	**578.1**
Change in working capital requirement	(398.1)	(458.6)	(66.1)	(392.5)
Change in customer loans	16.9	21.7		21.7
Income taxes paid	(53.4)	(60.1)	25.5	(85.6)
Net cash flows from operating activities	**60.3**	**(4.3)**	**(126.0)**	**121.7**
Purchases of property, plant, equipment and intangible assets	(173.4)	(183.0)	(4.7)	(178.3)
Proceeds from sale of property, plant, equipment and intangible assets	8.7	14.0		14.0
Acquisitions of subsidiaries, net of cash acquired	(42.5)	(2,758.0)	(0.9)	(2,757.1)
Proceeds from disposal of subsidiaries, net of cash disposed	7.4	160.6	7.2	153.4
Purchases of other financial assets	(17.5)	(102.3)	90.1	(192.4)
Proceeds from sale of other financial assets	6.3	148.5	(4.4)	152.9
Interest and dividends received	25.3	23.3	0.4	22.9
Net cash flows from investing activities	**(185.7)**	**(2,696.9)**	**87.7**	**(2,784.6)**
Capital increase/decrease	1.2	2.4		2.4
Treasury stock transactions	203.5	139.9		139.9
Dividends paid to parent Company's shareholders	(299.3)	(278.9)		(278.9)
Dividends paid to minority interests	(10.7)	(4.6)		(4.6)
Increase/decrease in borrowings	(1,976.0)	2,355.1	(593.4)	2,948.5
Interest paid	(84.4)	(95.5)	(0.9)	(94.6)
Net cash flows from financing activities	**(2,165.7)**	**2,118.4**	**(594.3)**	**2,712.7**
Net cash flow with operations held for sale		17.1		17.1
Impact of exchange rate variations	13.3	(34.4)	(18.9)	(15.5)
Net increase/decrease in cash and bank overdrafts	**(2,277.8)**	**(600.1)**	**(651.5)**	**51.4**
Cash and bank overdrafts at beginning of period*	**3,607.4**	**2,624.2**	**(98.7)**	**2,722.9**
Cash and bank overdrafts at end of period	**1,329.6**	**2,024.1**	**(750.2)**	**2,774.3**

* Cash and bank overdrafts at beginning of 2005 of €3,607.4 million corresponds to cash and bank overdrafts at the end of 2004 restated from the impact of application of IAS 32 & 39 as of January 1, 2005 for an amount of €437.3 million.

[1] Data restated in IFRS standards - Gucci Group consolidated for six months from November 2003 to April 2004.
[2] Impact of Gucci's change in reporting period.
[3] Data restated in IFRS standards - Gucci Group consolidated for six months from January 2004 to June 2004.

Transition to IFRS standards

Consolidated balance sheet - 12/31/2004 - 1/1/2005

in euro million

(in French GAAP)	12/31/2004 published in French GAAP	Reclassifications	Other impacts	12/31/2004 published in IFRS	Impact of IAS 32/39	01/01/2005 published in IFRS	(in IFRS)
Goodwill	1,932.0		3,362.0	5,294.0	88.8	5,382.8	Goodwill
Other intangible assets	8,224.4	(0.9)	(1,595.1)	6,628.4		6,628.4	Intangible assets
Property, plant and equipment	2,272.6	(14.5)	366.7	2,624.8		2,624.8	Tangible assets
Investments in equity affiliates	46.7	0.2		46.9		46.9	Investments in associates
Non consolidated investments	73.6			73.6	18.4	92.0	Non consolidated investments
Other investments	170.0		(2.4)	167.6	(0.5)	167.1	Other non-current financial assets
		375.3	42.6	417.9	17.6	435.5	Deferred tax assets
		14.1	0.3	14.4		14.4	Other non-current assets
FIXED ASSETS	12,710.3	374.2	2,174.1	15,267.6	124.3	15,391.9	NON-CURRENT ASSETS
Inventories and work-in-progress	2,640.8		(8.2)	2,632.6		2,632.6	Inventories
Operating receivables	2,227.9	(1,218.5)	43.1	1,052.5	9.8	1,062.3	Trade receivables
Customer loans	419.1			419.1		419.1	Customer loans
		46.2		46.2		46.2	Current tax assets
Non-operating receivables	655.6	822.6	(31.1)	1,447.1	34.1	1,481.2	Other current assets
Cash	4,288.1			4,288.1	(425.3)	3,862.8	Cash and cash equivalents
CURRENT ASSETS	10,231.5	(349.7)	3.8	9,885.6	(381.4)	9,504.2	CURRENT ASSETS
							NON-CURRENT ASSETS HELD FOR SALE
TOTAL ASSETS	22,950.8	24.5	2,177.9	25,153.2	(257.1)	24,896.1	TOTAL ASSETS
Shareholder's equity - group share	7,693.3		73.6	7,766.9	(332.8)	7,434.1	Shareholder's equity - group share
Minority interests	171.4		67.5	238.9	(67.3)	171.6	Minority interests
SHAREHOLDER'S EQUITY	7,864.7		141.1	8,005.8	(400.1)	7,605.7	SHAREHOLDER'S EQUITY
Net borrowings excluding customer loans	8,820.8	(2,727.8)	10.2	6,103.2	56.4	6,159.6	Long-term borrowings and financial debts
Financing of customer loans	419.1	(419.1)					
Retirement and related commitments	133.8	(12.7)	93.6	214.7		214.7	Long-term provisions for retirement and other benefits
Other contingencies	383.6	(201.7)	(17.1)	164.8	(13.7)	151.1	Long-term provisions
		97.6	1,779.0	1,876.6	25.2	1,901.8	Deferred tax liabilities
							Other non-current liabilities
		(3,263.7)	11,623.0	8,359.3	67.9	8,427.2	NON-CURRENT LIABILITIES
		2,853.2	57.0	2,910.2	63.6	2,973.8	Short-term borrowings and financial debts
		419.1		419.1		419.1	Financing of customer loans
Operating payables	4,560.0	(1,917.9)	1.7	2,643.8	(4.3)	2,639.5	Trade payables
		12.6	1.6	14.2		14.2	Short-term provisions for retirement and other benefits
		183.5		183.5	(60.9)	122.6	Short-term provisions
		266.6		266.6		266.6	Current tax liabilities
Non-operating payables	768.8	1,471.1	110.8	2,350.7	76.7	2,427.4	Other current liabilities
		3,288.2	8,409.9	8,788.1	75.1	8,863.2	CURRENT LIABILITIES
							LIABILITIES / NON-CURRENT ASSETS HELD FOR SALE
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	22,950.8	24.5	2,177.9	25,153.2	(257.1)	24,896.1	TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY

Transition to IFRS standards
Consolidated balance sheet - 6/30/2004

In euro million

(In French GAAP)	published in French GAAP	Application of IFRS 5 to Rexel	Reclassifications	Other impacts	published in IFRS *	Impact due to GUCCI's change in reporting period	accounting data proforma in IFRS **	(In IFRS)
Goodwill	3,259.8	(1,256.3)		3,349.9	5,353.4	(19.4)	5,334.0	Goodwill
Other intangible assets	8,597.6	(428.6)	18.3	(1,622.4)	6,564.9	(13.7)	6,551.2	Intangible assets
Property, plant and equipment	2,510.5	(204.8)	(12.6)	369.0	2,662.1	(8.8)	2,653.3	Tangible assets
Investments in equity affiliates	45.5				45.5		45.5	Investments in associates
Non consolidated investments	154.2	(0.3)			153.9	(1.0)	152.9	Non consolidated investments
Other investments	196.3	(34.7)		(2.1)	159.5	(1.7)	157.8	Other non-current financial assets
			343.4	146.0	489.4	(11.4)	478.0	Deferred tax assets
			29.1	0.3	29.4	(0.5)	28.9	Other non-current assets
FIXED ASSETS	14,763.9	(1,924.7)	378.2	2,240.7	15,458.1	(56.5)	15,401.6	**NON-CURRENT ASSETS**
Inventories and work-in-progress	3,404.7	(836.0)	9.3	(14.1)	2,563.9	45.3	2,609.2	Inventories
Operating receivables	2,821.1	(837.0)	(1,031.0)	38.7	991.8	(33.7)	958.1	Trade receivables
Customer loans	433.0				433.0		433.0	Customer loans
			69.4		69.4	1.6	71.0	Current tax assets
Non-operating receivables	869.1	(174.1)	624.3	(30.8)	1,288.5	12.4	1,300.9	Other current assets
Cash	3,152.9	(118.0)	0.5		3,035.4	(516.6)	2,518.8	Cash and cash equivalents
CURRENT ASSETS	10,680.8	(1,965.1)	(327.5)	(6.2)	8,382.0	(491.0)	7,891.0	**CURRENT ASSETS**
		4,049.4			4,048.4		4,048.4	**NON-CURRENT ASSETS HELD FOR SALE**
TOTAL ASSETS	25,444.7	159.6	50.7	2,234.5	27,888.5	(547.5)	27,341.0	**TOTAL ASSETS**
Shareholder's equity - group share	6,949.2	(37.6)		(15.2)	6,896.4	24.1	6,920.5	Shareholder's equity - group share
Minority interests	591.7	(14.2)		71.7	649.2	10.3	659.5	Minority interests
SHAREHOLDER'S EQUITY	7,540.9	(51.8)		56.5	7,545.6	34.4	7,580.0	**SHAREHOLDER'S EQUITY**
Net borrowings excluding customer loans	11,038.3	(503.7)	(2,990.2)	15.9	7,560.3	(429.5)	7,130.8	Long-term borrowings and financial debts
Financing of customer loans	433.0		(433.0)					
Retirement and related commitments	165.4	(32.3)	(16.7)	93.1	209.5	(1.3)	208.2	Long-term provisions for retirement and other benefits
Other contingencies	393.0	(77.9)	(165.1)	(17.6)	132.4	(2.5)	129.9	Long-term provisions
			61.3	1,945.0	2,006.3	9.0	2,015.3	Deferred tax liabilities
								Other non-current liabilities
		(613.9)	(3,543.7)	2,036.4	9,908.5	(424.3)	9,484.2	**NON-CURRENT LIABILITIES**
			3,050.3	52.3	3,102.6	(159.4)	2,943.2	Short-term borrowings and financial debts
			433.0		433.0		433.0	Financing of customer loans
Operating payables	5,274.4	(1,416.5)	(1,695.9)	0.9	2,162.9	6.8	2,169.7	Trade payables
			16.7	1.3	18.0		18.0	Short-term provisions for retirement and other benefits
			195.9	(0.8)	195.1		195.1	Short-term provisions
			165.1		165.1	20.7	185.8	Current tax liabilities
Non-operating payables	599.7	(118.8)	1,429.3	87.9	1,998.1	(25.7)	1,972.4	Other current liabilities
		(1,535.3)	3,594.4	141.6	8,074.8	(157.6)	7,917.2	**CURRENT LIABILITIES**
		2,359.6			2,359.6		2,359.6	**LIABILITIES / NON-CURRENT ASSETS HELD FOR SALE**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	25,444.7	159.6	50.7	2,234.5	27,888.5	(547.5)	27,341.0	**TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY**

* GUCCI consolidated for 6 months from November 2003 to April 2004.
** GUCCI consolidated for 6 months from January 2004 to June 2004.

Transition to IFRS standards
Consolidated income statement - 6/30/2004

in euro million

(in French GAAP)	published in French GAAP	Application of IFRS 5 to Rexel	Reclassifications	Other impacts	published in IFRS *	Impact due to GUCCI's change in reporting period	accounting data proforma in IFRS **	(in IFRS)
Net sales	**11,370.5**	(3,307.8)		(94.0)	**7,968.7**	(117.9)	**7,850.8**	**Revenue**
Cost of sales	(6,990.3)	2,475.2	(17.0)	80.4	(4,451.7)	32.9	(4,418.8)	Cost of sales
Gross margin	**4,380.2**	(832.6)	(17.0)	(13.6)	**3,517.0**	(85.0)	**3,432.0**	**Gross profit**
Payroll expenses	(1,653.3)	423.3	1.6	(9.0)	(1,237.4)	(28.2)	(1,265.6)	Payroll expenses
Other operating income and expenses	(2,157.7)	275.0	(7.3)	6.1	(1,883.9)	30.8	(1,853.1)	Other recurring operating income and expenses
Operating income	**569.2**	(134.3)	(22.7)	(16.5)	**395.7**	(82.4)	**313.3**	**Recurring operating income**
			31.9	(11.7)	20.2	(6.2)	14.0	Other operating income and expenses
				(5.0)	(5.0)	5.0		Impairment of goodwill
Operating income	**569.2**	(134.3)	9.2	(33.2)	**410.9**	(83.6)	**327.3**	**Operating income**
Net financial expenses	(153.2)	28.8	0.3	(1.8)	(125.9)	(0.9)	(126.8)	Finance costs
Non-recurring items	(12.7)	24.7	(12.0)					
Income before taxes	**403.3**	(80.8)	(2.5)	(35.0)	**285.0**	(84.5)	**200.5**	**Income before taxes**
Income taxes	(117.3)	26.5	2.5	(56.8)	(145.1)	3.7	(141.4)	Income taxes
Share in earnings of equity affiliates	11.7				11.7		11.7	Share in earnings of associates
Amortization of goodwill	(52.7)	18.7		34.0				
Net income before minority interests	**245.0**	(35.6)	(0.0)	(57.8)	**151.6**	(80.8)	**70.8**	**Net income from continuing operations**
		80.0			80.0		80.0	Discontinued operations
Net income before minority interests	**245.0**	44.4	(0.0)	(57.8)	**231.6**	(80.8)	**150.8**	**Net income**
Minority interests	53.9	11.1		6.6	71.6	(23.9)	47.7	Attributable to minority interests
Attributable net income	**191.1**	33.3	(0.0)	(64.4)	**160.0**	(56.9)	**103.1**	**Attributable to equity holders of the parent**

* GUCCI consolidated for 6 months from November 2003 to April 2004.
** GUCCI consolidated for 6 months from January 2004 to June 2004.

Transition to IFRS standards

Reconciliation between operating income (French GAAP) and recurring operating income (IFRS) - 6/30/2004

in euro million	Operating income published in French GAAP *	Reclassifications	Other impacts	Impact due to GUCCI's change in reporting period	Eliminations of royalties	Recurring operating income (IFRS) in proforma **
Conforama	86.2	(2.9)	(8.1)		2.7	77.9
Fnac	20.5	(6.3)	1.8		3.5	19.5
Printemps	1.5	(2.3)	(0.5)		0.7	(0.6)
Redcats	102.3	(2.1)	(0.2)		2.7	102.7
Cfao	82.3		(2.5)		1.5	81.3
Others	(1.0)	0.6	0.1		0.1	(0.2)
Retail	291.8	(13.0)	(9.4)		11.2	280.6
Luxury goods	150.4	(4.7)	(2.4)	(82.4)		60.9
PPR Holding & others	(7.3)	(5.0)	(4.7)		(11.2)	(28.2)
TOTAL	434.9	(22.7)	(16.5)	(82.4)		313.3
Rexel	134.3		(134.3)			
PPR	569.2	(22.7)	(150.8)	(82.4)		313.3

* GUCCI consolidated for 6 months from November 2003 to April 2004.

** GUCCI consolidated for 6 months from January 2004 to June 2004.

Appendix B

PPR

Paris, October 27, 2005

PRESS RELEASE

PPR sales rise 7.5% to €4,206.9 million in the third quarter and 5.2% to €12,301.3 million for the first nine months of 2005

- **Outstanding performance by Luxury Goods:**
  - Third-quarter sales up 15.3% to €784.7 million
  - Year-to-date sales up 15.7% to €2,135.5 million

- **Rebound in Retail sales:**
  - Third-quarter sales up 5.8% to €3,428.2 million
  - Year-to-date sales up 3.2% to €10,183.7 million

François-Henri Pinault, Chairman and Chief Executive Officer of PPR, stated: *"PPR's sales growth in the third quarter underscores the relevance of our strategic choices and positioning in our two core businesses. The rebound in sales generated by our Retail companies, which delivered sales growth ahead of their respective markets, illustrates the impact of the measures we have taken. In particular, by consolidating its positioning as a discount retailer, Conforama achieved impressive market share gains in France, particularly in brown and grey goods. In Luxury Goods, almost all of our brands continued to report strong sales growth - and some achieved truly outstanding increases - while the comparative base becomes higher with each passing quarter. We are therefore confident as we enter the last quarter of the year, which is also the most important for our businesses."*

For the first time, PPR is releasing its third-quarter sales figures in accordance with International Financial Reporting Standards (IFRS). The change in revenues by activity for the third quarter and first nine months of the year is as follows:

(in EUR million)	**Q3 2005**	**Q3 2004** [(1)]	**Change**		**9 months**	**9 months**	**Change**	
According to IFRS			**Actual**	**Comparable** [(2)]	**2005**	**2004** [(1)]	**Actual**	**Comparable** [(2)]
Retail	3,428.2	3,261.8	+ 5.1%	+ 5.8%	10,183.7	9,910.7	+ 2.8%	+ 3.2%
Luxury Goods	784.7	703.0	+ 11.6%	+ 15.3%	2,135.5	1,918.2	+ 11.3%	+ 15.7%
(Inter-company sales)	*-6.0*	*-7.5*	*ns*	*ns*	*-17.9*	*-20.8*	*ns*	*ns*
PPR - Continuing operations	**4,206.9**	**3,957.3**	**+ 6.3%**	**+ 7.5%**	**12,301.3**	**11,808.1**	**+ 4.2%**	**+ 5.2%**

(1) After adjustment for the impact of transition to IFRS and change in closing date of Gucci Group's financial year.

(2) On a comparable basis in terms of Group scope, exchange rates and number of days.

Retail

(in EUR million) *According to IFRS*	Q3 2005	Q3 2004 (1)	Change Actual	Change Comparable (2)
Conforama	824.0	785.5	+ 4.9%	+ 5.4%
Fnac	943.7	860.7	+ 9.6%	+ 10.7%
Printemps	158.1	158.4	- 0.2%	+ 1.3%
Redcats	978.8	976.9	+ 0.2%	+ 0.6%
CFAO	508.1	461.2	+ 10.2%	+ 9.8%
Other activities	15.5	19.1	- 18.8%	+ 2.6%
Retail	**3,428.2**	**3,261.8**	**+ 5.1%**	**+ 5.8%**

(1) *After adjustment for the impact of transition to IFRS.*

(2) *On a comparable basis in terms of Group scope, exchange rates and number of days.*

- In France, Retail division sales climbed to €1,936.3 million, up 5.9% in actual terms and up 6.9% on a comparable basis. Growth was principally driven by contributions from Fnac (up 9.1% on a comparable basis), Conforama (up 7.5%), and Redcats (up 4.9%).

- Internationally, the Retail companies sustained their first-half momentum, generating sales of €1,491.9 million, up 4.1% on an actual basis and up 4.4% on a comparable basis. In Europe, the biggest increases were observed in Spain (+20.6% on a comparable basis), Portugal (+9.3%), Switzerland (+9.3%) and Norway (+5.1%).

- **Conforama**

Conforama sales totalled €824.0 million in the third quarter, up 4.9% on an actual basis and up 5.4% on a comparable basis. This upswing was primarily attributable to the measures taken to reinforce Conforama's positioning as a multi-style discount retailer.

In France, sales advanced 7.0% on an actual basis and 7.5% on a comparable basis after a weak second quarter. This outstanding performance reflects a rebound in sales of Brown/White/Grey products (+14.2%). Conforama achieved a return to positive sales growth in furniture products (+1.7%). New furniture styles accounted for approximately one-third of sales in the third quarter against one-fifth just one year earlier.

Outside France, revenues were up 0.5% on an actual basis and up 1.1% on a comparable basis. Growth was hampered by a decline in sales in Italy, although the shortfall was lower in the third quarter (-1.7% on a comparable basis) than in the second quarter (-3.3%), in a sluggish economic environment. Excluding Italy, sales outside France rose 4.2% on a comparable basis, driven by strong performances in Spain (+10.4%) and Switzerland (+5.2%), where Conforama opened its eleventh store, in St Gall, in August.

- **Fnac**

In the third quarter, Fnac sales climbed to €943.7 million, up 9.6% on an actual basis and up 10.7% on a comparable basis.

In France, revenues rose 8.4% on an actual basis and 9.1% on a comparable basis. Growth was driven by strong contributions from technical products (up 13.2% on a comparable basis). The fastest selling categories included photo, video and TV products (+7.1% in the third quarter versus -4.2% in the previous quarter), hi-fi and portable audio (+25%) and computing products (+14.7%). Sales of books and CDs held up well, remaining broadly flat relative to the previous year, thanks to a strong showing in books. Among the Fnac subsidiaries, Surcouf sales increased 14.4% while Fnac.com sales surged 46.7%, thanks to a successful online offering in technical products. Fnac Eveil & Jeux sales were up 18.4% in the quarter, substantially ahead of the market.

Stores outside France sustained their growth momentum, with sales up 13.7% on an actual basis and up 15.7% on a comparable basis. In well established countries, the strongest gains were achieved in Spain (+23.6%), where Fnac opened a new store in San Sebastián in September, and in Portugal (+14.9%). Belgium bounced back to growth with sales up 1.6%. Sales continued to increase significantly in countries where the company is a recent entrant, with increases of 22.6% on a comparable basis in Brazil, 18% in Switzerland, and 10% in Italy despite a virtually depressed Italian market.

- **Printemps**

Printemps sales amounted to €158.1 million on an actual basis in the quarter, a level almost unchanged from the prior year. On a comparable basis, sales improved 1.3%, after recording a 7.8% decline in the second quarter of 2005. Total merchandise sales (including concessions) rose by 4.6%.

The department stores turned in a satisfactory third-quarter performance, with a 1.8% increase in sales on a comparable basis. Total merchandise sales (including concessions) rose by 5.5%. Sales generated by the Haussmann stores increased 4.6%, thanks to a dynamic programme of in-store events. Total merchandise sales (including concessions) at Haussmann were up 8%. The Printemps store Chain posted a 0.4% increase in sales and a 3.4% increase in total merchandise sales (including concessions).

Sports division sales, which have suffered from an absence of major international sporting events this year, were down 2.2% on an actual basis and down 1% on a comparable basis. Made in Sport sales were up 1.1% on a comparable basis thanks to the signature of numerous partnerships.

- **Redcats**

Redcats confirmed its growth momentuml in the third quarter, thanks to the diversity of its brand portfolio. Excluding the Sears business, which was discontinued as from May 2005, sales increased to €978.8 million, up 1.1% on an actual basis and up 1.6% on a comparable basis.

In France, all of the Redcats brands turned in solid growth, which was largely attributable to strong clearance sales. With sales up 4.9% on a comparable basis during the quarter, Redcats accelerated its market share gains in the home-shopping segment. The Children-Family brands delivered strong sales growth of 19.2%, fuelled by Vertbaudet (+22.5%) and Cyrillus (+15.3%). In an very competitive retail environment, La Redoute confirmed its dynamism with a 3.2% increase, while sales generated by the Senior brands were up 3.8%.

Sales outside France declined 1.2% on a comparable basis (excluding Sears). Sales in Europe excluding France declined 3.1%, mainly due to soft UK retail sales, which were affected by the events in July, and increased competitive pressure in Scandinavian markets. In the United States, Redcats sustained its momentum, achieving growth of 1.0% on a comparable basis (excluding Sears) in a trading environment strongly affected by the bad weather.

Redcats continued to report significant growth in online sales, posting a 39.7% increase in sales (excluding Sears) to €248.6 million in the third quarter. E-commerce accounted for 24.7% of Redcats' sales for the nine months to end-September versus 18.2% in 2004.

- **CFAO**

In the third quarter, CFAO sales increased to €508.1 million, up 10.2% on an actual basis and up 9.8% on a comparable basis, mainly fuelled by significant gains in Mediterranean Africa.

Sales from the automotive business were up 8.8% on an actual basis and up 8.4% on a comparable basis. This performance was primarily driven by contributions from North Africa (up 44.1% on a comparable basis) and English-speaking sub-Saharan Africa (up 14.3%). Sales in French-speaking sub-Saharan Africa held up well, recording a 2.2% decline related to the crisis in Ivory Coast.

Sales in the pharmaceuticals business rose 11.1% on an actual basis and 10.4% on a comparable basis, bolstered by steady growth in English-speaking sub-Saharan Africa (+13.4% on a comparable basis), Egypt (+18.6%) and the French overseas territories (+9.7%).

CFAO Technologies continued its remarkable momentum in the third quarter, with sales up 36.5% on a comparable basis and strong gains in nearly all countries where the company has operations.

Luxury Goods

(in EUR million) *According to IFRS*	Q3 2005	Q3 2004 [1]	Change Actual	Change Comparable [2]
Gucci Division	459.3	405.2	+ 13.4%	+ 17.7%
Bottega Veneta	45.3	27.3	+ 65.5%	+ 72.1%
Yves Saint Laurent	45.6	48.0	- 5.1%	- 2.9%
YSL Beauté	150.2	155.7	- 3.6%	- 1.0%
Other brands	84.3	66.8	+ 26.2%	+ 28.5%
Luxury Goods	**784.7**	**703.0**	**+ 11.6%**	**+ 15.3%**

[1] *After adjustment for the impact of transition to IFRS and change in closing date of Gucci Group's financial year.*

[2] *On a comparable basis in terms of Group scope, exchange rates and number of days.*

- The Luxury Goods division had an excellent performance, with its brands reporting strong sales growth despite a 2004 comparative base which becomes higher quarter after quarter.

- Growth was particularly strong in leather goods (+29.1% on a comparable basis) and shoes (+19%).

- Sales grew significantly in all geographical regions, supported by increased efforts to adapt the product offering to suit local market conditions. The sharpest sales increases were recorded in the Asia-Pacific region (+28.1%) and North America (+21.2%).

- Retail sales generated by the Luxury Goods division's 421 directly operated stores increased by 23.5% during the quarter while wholesale sales climbed by 6.6%.

- **Gucci Division**

  Gucci Division sales amounted to €459.3 million, up 17.7% on a comparable basis. Sales through directly operated stores advanced 21.5% while wholesale sales rose 10.1%.

  The brand posted solid gains in all major product categories and continued to push into more upscale market segments. Sales of leather goods were up 23.9%. This sales performance was not due to a particular line but to a combined success of the whole Fall-Winter 2005 collection. *La Pelle Guccissima*, the line launched in July, performed very well in the quarter across all product categories. In shoes, Gucci Division sustained the strong sales momentum observed in the first half, recording a 26.2% increase in the third quarter.

  Gucci Division continued to post double-digit growth in all geographical regions while stepping up the pace of growth in the United States (+29.8%) and Japan (+12%).

Gucci Division continued to develop its retail network, bringing the number of directly operated stores to 203 as of end September 2005, compared to 195 at end September 2004.

- **<u>Bottega Veneta</u>**

In the third quarter, Bottega Veneta sales accelerated to €45.3 million, up 72.1% on a comparable basis.

The leather goods category, which accounts for 83% of the brand's sales, confirmed its organic growth potential with a 70.8% jump in sales. In addition, Bottega Veneta has developed successful brand extensions in the footwear and ready-to-wear categories.

Bottega Veneta reported increased sales in all regions where the brand is marketed, mainly thanks to significant growth in the directly-operated store network (81 stores at end-September versus 65 at December 31, 2004). Sales rose 72.8% in Europe, 57.9% in North America, 74.4% in Japan and 92.1% in Asia-Pacific.

- **<u>Yves Saint Laurent</u>**

Yves Saint Laurent sales declined by a similar percentage as in the previous quarter, reaching €45.6 million in the third quarter.

Sales of shoes (+8.3%) and leather goods (-2.2%) continued to be affected by the last remaining logistics issues. These issues have now been resolved.

The new Cruise and Spring-Summer 2006 collections were enthusiastically received and have generated pre-orders significantly above 2004 levels. These collections will be available in stores in November and February, respectively.

- **<u>YSL Beauté</u>**

YSL Beauté sales dipped by 1% on a comparable basis to €150.2 million, reflecting an intensely competitive trading environment. Sales of products marketed under the Yves Saint Laurent brand were up 3.1%.

Sales of cosmetics products continued to increase, confirming the trend observed in the first half. Make-up sales advanced 34.7% on a comparable basis while skincare sales were ahead 12.7%. Fragrance sales declined 12.1%, reflecting a difficult prior year comparison due to pre-launch deliveries of *Cinéma* in 2004.

During the quarter, YSL Beauté continued to make inroads in high-potential markets. Sales were up 14.5% in Asia-Pacific and up 8.7% in Japan. Sales declined 5.5% in the United States and 1.6% in Europe.

- **Other brands**

The other Luxury brands reported strong growth in the third quarter. Sales increased to €84.3 million, up 28.5% on a comparable basis.

Boucheron sustained its growth momentum of the first half. The brand benefited from the success of the new high jewellery collection, *Trouble Désir*, which was launched in July; more than 75% of the collection has already been sold.

The designer brands reported sales growth in excess of 50%, fuelled by an outstanding performance from Balenciaga, whose sales doubled, and solid performances of the other brands during the quarter.

CONFERENCE CALL

PPR will host a conference call for analysts, investors and journalists: at 3.00 p.m. (Continental Europe) / 2.00 p.m. (United Kingdom) / 9.00 a.m. (US East Coast) on Thursday, October 27, 2005.

EUROPE: +33(0)1 55 17 41 44
Replay: +33(0)1 71 23 02 48

UK: +44(0)20 7784 1020
Replay: +44(0)20 7784 1024

US: +1 718 354 1157
Replay: +1 718 354 1112

Replay access code: 6645698#

PRESENTATION

Slides will be available on www.pprfinance.com before the conference call.

CONTACTS

Media:	Lorie Lichtlen	+33 1 45 64 65 06
	Catherine Malek	+33 1 45 64 61 20
Analysts/Investors:	Alexandre de Brettes	+33 1 45 64 61 49
Media website:	www.pprlive.com	
Analysts/investors website:	www.pprfinance.com	

Appendix 1: Revenues in Q3 2005

(in EUR million) *According to IFRS*	Q3 2005	Q3 2004 [1]	Change Actual	 Comparable [2]
Conforama	824.0	785.5	+ 4.9%	+ 5.4%
Fnac	943.7	860.7	+ 9.6%	+ 10.7%
Printemps	158.1	158.4	- 0.2%	+ 1.3%
Redcats	978.8	976.9	+ 0.2%	+ 0.6%
CFAO	508.1	461.2	+ 10.2%	+ 9.8%
Other activities	15.5	19.1	- 18.8%	+ 2.6%
Retail	**3,428.2**	**3,261.8**	**+ 5.1%**	**+ 5.8%**
Gucci Division	459.3	405.2	+ 13.4%	+ 17.7%
Bottega Veneta	45.3	27.3	+ 65.5%	+ 72.1%
Yves Saint Laurent	45.6	48.0	- 5.1%	- 2.9%
YSL Beauté	150.2	155.7	- 3.6%	- 1.0%
Other brands	84.3	66.8	+ 26.2%	+ 28.5%
Luxury Goods	**784.7**	**703.0**	**+ 11.6%**	**+ 15.3%**
(Inter-company sales)	*-6.0*	*-7.5*	*ns*	*ns*
PPR - Continuing operations	**4,206.9**	**3,957.3**	**+ 6.3%**	**+ 7.5%**

(1) After adjustment for the impact of transition to IFRS and change in closing date of Gucci Group's financial year.

(2) On a comparable basis in terms of Group scope, exchange rates and number of days.

Appendix 2: Revenues for the first nine months of 2005

(in EUR million) *According to IFRS*	9 months 2005	9 months 2004 [1]	Change Actual	Change Comparable [2]
Conforama	2,194.4	2,156.9	+ 1.7%	+ 1.9%
Fnac	2,799.1	2,630.2	+ 6.4%	+ 6.3%
Printemps	513.6	529.3	- 3.0%	- 2.9%
Redcats	3,150.4	3,153.8	- 0.1%	+ 0.7%
CFAO	1,475.1	1,381.1	+ 6.8%	+ 7.2%
Other activities	51.1	59.4	- 14.0%	- 2.5%
Retail	**10,183.7**	**9,910.7**	**+ 2.8%**	**+ 3.2%**
Gucci Division	1,267.8	1,116.9	+ 13.5%	+ 18.6%
Bottega Veneta	110.5	71.5	+ 54.4%	+ 61.6%
Yves Saint Laurent	117.7	123.8	- 4.9%	- 1.5%
YSL Beauté	420.9	430.7	- 2.3%	+ 1.0%
Other brands	218.6	175.3	+ 24.7%	+ 26.7%
Luxury Goods	**2,135.5**	**1,918.2**	**+ 11.3%**	**+ 15.7%**
(Inter-company sales)	*-17.9*	*-20.8*	*ns*	*ns*
PPR - Continuing operations	**12,301.3**	**11,808.1**	**+ 4.2%**	**+ 5.2%**

(1) After adjustment for the impact of transition to IFRS and change in closing date of Gucci Group's financial year.

(2) On a comparable basis in terms of Group scope, exchange rates and number of days.

Appendix 3: Revenues by region - Retail

Conforama

(in EUR million) *According to IFRS*	Q3 2005	Q3 2004	Change Actual	Change Comparable [1]
France	**566.1**	**528.9**	**+ 7.0%**	**+ 7.5%**
Italy	131.0	133.7	- 2.0%	- 1.7%
Switzerland	57.0	55.7	+ 2.5%	+ 5.2%
Other countries	69.9	67.2	+ 4.0%	+ 3.5%
International	**257.9**	**256.6**	**+ 0.5%**	**+ 1.1%**
TOTAL	**824.0**	**785.5**	**+ 4.9%**	**+ 5.4%**

Fnac

(in EUR million) *According to IFRS*	Q3 2005	Q3 2004	Change Actual	Change Comparable [1]
France	**711.8**	**656.7**	**+ 8.4%**	**+ 9.1%**
Spain, Portugal, Belgium	167.5	150.3	+ 11.4%	+ 15.4%
Brazil, Switzerland, Italy	64.4	53.7	+ 19.9%	+ 16.6%
International	**231.9**	**204.0**	**+ 13.7%**	**+ 15.7%**
TOTAL	**943.7**	**860.7**	**+ 9.6%**	**+ 10.7%**

Redcats

(in EUR million) *According to IFRS*	Q3 2005	Q3 2004	Change Actual	Change Comparable [1]
France	**462.5**	**449.0**	**+ 3.0%**	**+ 4.9%**
United Kingdom [2]	115.3	126.8	- 9.1%	- 7.5%
Scandinavia [2]	91.5	88.8	+ 3.0%	- 3.7%
United States	244.2	249.4	- 2.1%	- 2.7%
Other countries	65.3	62.9	+ 3.8%	+ 7.0%
International	**516.3**	**527.9**	**- 2.2%**	**- 2.9%**
TOTAL	**978.8**	**976.9**	**+ 0.2%**	**+ 0.6%**

[1] *On a comparable basis in terms of Group scope, exchange rates and number of days.*

[2] *Including dedicated financial activity.*

Appendix 4: Revenues by region - Luxury Goods

Breakdown by product category

(in EUR million) *According to IFRS*	Q3 2005	Q3 2004 (1)	Change Actual	Change Comparable (2)
Leather Goods	305.0	245.3	+ 24.3%	+ 29.1%
Shoes	97.7	84.4	+ 15.8%	+ 19.0%
Women's ready-to-wear	72.8	71.4	+ 1.9%	+ 5.4%
Men's ready-to-wear	32.6	31.9	+ 2.3%	+ 5.6%
Fragrances	98.7	115.8	- 14.8%	- 12.2%
Cosmetics	51.2	40.2	+ 27.3%	+ 29.6%
Other products	105.0	97.1	+ 8.1%	+ 12.3%
Royalties and other	21.7	16.9	+ 28.6%	+ 29.1%
TOTAL	**784.7**	**703.0**	**+ 11.6%**	**+ 15.3%**

(1) *After adjustment for the impact of change in closing date of Gucci Group's financial year and transition to IFRS.*

(2) *On a comparable basis in terms of Group scope, exchange rates and number of days.*

Breakdown by region

(in EUR million) *According to IFRS*	Q3 2005	Q3 2004 (1)	Change Actual	Change Comparable (2)
Europe	334.3	308.8	+ 8.3%	+ 8.6%
North America	156.2	142.4	+ 9.7%	+ 21.2%
Japan	131.8	118.9	+ 10.9%	+ 15.8%
Asia-Pacific excl. Japan	128.2	101.7	+ 26.0%	+ 28.1%
Other countries	12.5	14.3	- 12.6%	- 4.9%
Royalties and other	21.7	16.9	+ 28.6%	+ 29.1%
TOTAL	**784.7**	**703.0**	**+ 11.6%**	**+ 15.3%**

(1) *After adjustment for the impact of change in closing date of Gucci Group's financial year and transition to IFRS.*

(2) *On a comparable basis in terms of Group scope, exchange rates and number of days.*

Appendix 5: Gucci Division revenues

Breakdown by product category

(in EUR million) *According to IFRS*	Q3 2005	Q3 2004 (1)	Change Actual	Change Comparable (2)
Leather Goods	242.5	203.5	+ 19.2%	+ 23.9%
Shoes	61.8	50.8	+ 21.6%	+ 26.2%
Women's ready-to-wear	39.5	37.9	+ 4.0%	+ 7.9%
Men's ready-to-wear	24.2	24.3	- 0.4%	+ 3.5%
Other products	82.0	81.2	+ 1.0%	+ 5.2%
Royalties	9.3	7.5	+ 23.4%	+ 23.4%
TOTAL	**459.3**	**405.2**	**+ 13.4%**	**+ 17.7%**

(1) *After adjustment for the impact of change in closing date of Gucci Group's financial year and transition to IFRS.*

(2) *On a comparable basis in terms of Group scope, exchange rates and number of days.*

Breakdown by region

(in EUR million) *According to IFRS*	Q3 2005	Q3 2004 (1)	Change Actual	Change Comparable (2)
Europe	160.7	146.0	+ 10.1%	+ 10.3%
North America	91.3	79.1	+ 15.4%	+ 29.8%
Japan	94.2	88.1	+ 7.0%	+ 12.0%
Asia-Pacific excl. Japan	99.6	80.0	+ 24.5%	+ 27.3%
Other countries	4.2	4.5	- 6.5%	+ 0.9%
Royalties	9.3	7.5	+ 23.4%	+ 23.4%
TOTAL	**459.3**	**405.2**	**+ 13.4%**	**+ 17.7%**

(1) *After adjustment for the impact of change in closing date of Gucci Group's financial year and transition to IFRS.*

(2) *On a comparable basis in terms of Group scope, exchange rates and number of days.*

Appendix C

PPR

Paris, December 9, 2005

PRESS RELEASE

François-Henri Pinault, Chairman and Chief Executive Officer of PPR, and Ross McInnes, Executive Vice President Finance, announced today the ending of their collaboration.

This decision is effective today.

PPR *(formerly Pinault-Printemps-Redoute) is a global player in Retail and Luxury Goods, with approximately 82,000 employees in 65 countries. Through its Retail businesses Printemps, Redcats, Fnac, Conforama and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen, Stella McCartney and Balenciaga), PPR generated sales of EUR 17.8 billion in 2004. (Including Rexel, which was divested at the end of 2004, the Group's consolidated sales for 2004 amounted to EUR 24.2 billion.) PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information:* www.ppr.com

CONTACTS

Media:	Catherine Malek	+33 1 45 64 61 20
Analysts/Investors:	Alexandre de Brettes	+33 1 45 64 61 49
Media website:	www.pprlive.com	
Analysts/investors website:	www.pprfinance.com	

Appendix D

PPR

Paris, December 13, 2005

PRESS RELEASE - APPOINTMENT

Jean-François Palus is Named PPR's Chief Financial Officer (CFO)

François-Henri Pinault, Chairman and Chief Executive Officer of PPR, announced today the appointment of Jean-François Palus as Chief Financial Officer, effective today.

In this position, Jean-François Palus will be responsible for all of the Group's financial functions (the Financial Control, Finance and Treasury, and Tax departments), as well as for the Strategy and Corporate Development department and Financial Communications.

He is a member of the PPR Executive Committee.

At the next Board of Directors, it will be proposed that Jean-François Palus participate in meetings of the Board of Directors as an advisor to the Board (*censeur*).

Since March 2005, Jean-Francois Palus, age 44, was in charge of the PPR mergers and acquisitions department, reporting to François-Henri Pinault, Chairman and CEO of the Group. His previous role, since 2001, was as a Director and Board Member of the Artemis family holding company. Before joining Artemis, he spent 10 years with the PPR group, as Deputy General Manager and CFO for Pinault SA's Industry-Wood division (from 1991 to 1993), Group Financial Controller (from 1993 to 1997), then Store Manager with FNAC (1997-1998), and finally CFO & Corporate Secretary and member of the Conforama Management Board (from 1998 to 2001). Jean-François Palus started his career with Arthur Andersen in 1985 in audit and financial consulting.

PPR (formerly Pinault-Printemps-Redoute) is a global player in Retail and Luxury Goods, with approximately 82,000 employees in 65 countries. Through its Retail businesses Printemps, Redcats, Fnac, Conforama and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen, Stella McCartney and Balenciaga), PPR generated sales of EUR 17.8 billion in 2004. (Including Rexel, which was divested at the end of 2004, the Group's consolidated sales for 2004 amounted to EUR 24.2 billion.) PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP).
For more information: www.ppr.com

CONTACTS

Media:	Catherine Malek	+33 1 45 64 61 20
Analysts/Investors:	Alexandre de Brettes	+33 1 45 64 61 49
Media website:	www.pprlive.com	
Analysts/investors website:	www.pprfinance.com	

Appendix E

::: **1/26/2006 : PPR**

2005 fourth-quarter Sales

PPR: sales growth in the fourth quarter confirms the year's strong momentum

Fourth-quarter revenues up 3.9% to € 5,464 million
Full-year revenues up 4.8% to € 17,766 million

- **Outstanding performance in Luxury Goods:**

Fourth-quarter revenues **up 16.3%** to € 901 million
Full-year revenues **up 15.9%** to € 3,036 million

- **Further growth in Retail:**

Fourth-quarter revenues **up 1.9%** to € 4,576 million
Full-year revenues **up 2.8%** to € 14,760 million

François-Henri Pinault, Chairman and Chief Executive Officer of PPR, stated:
"PPR's sales growth in the fourth quarter and full year underscores the relevance of our strategy. The Group's balance - in terms of products, retail formats, brands and geographic presence - allows us to outperform the markets in which we operate. Our Retail activities proved highly resilient against a backdrop of patchy economic growth in Europe, in a trading environment characterized by intense competition and a flood of new products. We head into 2006 with confidence. Under the guidance of their new teams, our Luxury Goods brands had a truly outstanding year. Gucci generated record sales in the year, while the strong sales momentum of the other luxury brands provides a solid platform for further growth in 2006."

Download the press release (.pdf - 120 Ko)

For the first time, PPR is releasing its fourth-quarter sales figures in accordance with International Financial Reporting Standards (IFRS). The change in revenues by activity for the fourth quarter and over the full year is as follows:

(in € million)	Q4 2005	Q4 2004 [1]	Change		2005	2004 [1]	Change	
According to IFRS			Actual	Comparable [2]			Actual	Comparable [2]
Retail	4,576.3	4,447.2	+2.9%	+1.9%	14,760.0	14,357.9	+2.8%	+2.8%
Luxury Goods	900.7	794.2	+13.4%	+16.3%	3,036.2	2,712.4	+11.9%	+15.9%
(Inter-company sales)	*-12.6*	*-7.8*	*ns*	*ns*	*-30.5*	*-28.6*	*ns*	*ns*
PPR	**5,464.4**	**5,233.6**	**+4.4%**	**+3.9%**	**17,765.7**	**17,041.7**	**+4.2%**	**+4.8%**

[1] After adjustment for the impact of transition to IFRS and change in closing date of Gucci Group's financial year.

[2] On a comparable basis in terms of Group scope, exchange rates and number of days.

CONFERENCE CALL

PPR will host a conference call for analysts, investors and journalists: at 3.00 p.m. (Continental Europe) / 2.00 p.m. (United Kingdom) / 9.00 a.m. (US East Coast) on Thursday, January 26, 2006.

EUROPE: +33(0)1 55 17 41 41
Replay: +33(0)1 71 23 02 48

UK: +44(0)20 7784 1017
Replay: +44(0)20 7784 1024

Replay: +1 718 354 1112

Replay access code: 9902241#

PRESENTATION

Slides will be available in pdf format on www.pprfinance.com before the conference call.

CONTACTS

Media:
Catherine Malek
+33(0)1 45 64 61 20

Analysts/Investors:
Alexandre de Brettes
+33(0)1 45 64 61 49

Media website: www.pprlive.com
Analysts/Investors website: www.pprfinance.com

Appendix F

::: **1/30/2006 : PPR**

Peggy Nahmany is named Director of External Relations of PPR group

Peggy Nahmany is named Director of External Relations of PPR group. In this position, she oversees PPR's relations with the French and international business, financial and general interest media. She will be in charge as well of the Group's public relations. She reports to Laurent Claquin, Communication Director of PPR group.

Peggy Nahmany, 37, was Director of External Relations of Havas Group at the headquarters based in Paris. Peggy Nahmany has held a number of positions in her career with Havas where she spent 14 years. Her previous role, since 2000, was as Global Communications Director of Euro RSCG Worldwide's headquarters in New York that she joined in 1997, as Global Communications Manager. Previously, she was based in Paris, and served as Euro RSCG Worldwide Press Officer, handling media relations for Euro RSCG European operations (1995-1997). Prior to that, she was International Coordinator of Eurocom, conducting international market research for new business (1992-1995). She started her advertising career as an intern at HDM (1991-1992).

Peggy Nahmany graduated in 1992 from ISG (Institut Supérieur de Gestion), with a diploma in Business Management and Economics. She is a member of European Professional Women Network and Féminin Pluriel Club. She volunteers for non-profit organizations: Association Francois-Xavier Bagnoud and Handi-Art.

PPR (formerly Pinault-Printemps-Redoute) is a global player in Retail and Luxury Goods, with approximately 82,000 employees in 65 countries. Through its Retail businesses Printemps, Redcats, Fnac, Conforama and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen, Stella McCartney and Balenciaga), PPR generated sales of EUR 17.8 billion in 2005. PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP).
For more information: www.ppr.com

CONTACTS

Media:
Peggy Nahmany
+33 1 45 64 65 06
pnahmany@ppr.com

Catherine Malek
+33 1 45 64 61 20
cmalek@ppr.com

Media website: www.pprlive.com

Appendix G

GUCCI

JOHN RAY RESIGNS FROM CREATIVE DIRECTOR OF MEN'S READY TO WEAR.

FRIDA GIANNINI BECOMES THE SOLE CREATIVE DIRECTOR
FOR THE GUCCI BRAND.

Florence, Italy, January 31, 2006: Gucci announces today the resignation of John Ray, Creative Director of Men's Ready to Wear for the brand.

Mark Lee – President and CEO of Gucci – thanks John for his important contribution to the success of the Gucci Men's Ready to Wear category over the past 10 years, respecting his decision and wishing him great continued success in his future.

Mark Lee announces furthermore that Frida Giannini will assume the creative responsibilities for Men's Ready to Wear, in addition to her existing creative responsibilities, thereby becoming the sole Creative Director for the Gucci brand.

Gucci is one of the world's leading luxury brands. It designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, small leather goods, luggage, shoes, timepieces, gifts, fragrances, eyewear. The company directly operates 207 stores in major markets throughout the world and wholesales products through franchisee stores, duty-free boutiques and leading department and specialty stores. Gucci is part of Gucci Group N.V., owned by PPR (Pinault-Printemps-Redoute), a global player in Retail and Luxury Goods. Shares in PPR are traded on the Euronext Paris (#121485, PRTP.PA, PPFP).

CONTACTS:

For fashion media inquiries:
Giulia Masla – WW PR Director Gucci – T +39 02 8800 53 00

For corporate media inquiries:
Niccolò Moschini – Corporate Communication Manager – T +39 02 8800 53 00

For analysts inquiries:
Enza Dominijanni – Director of Financial Communication, Gucci Group – T +39 055 7592 2205

Appendix H

PPR

Paris, March 9, 2006

PRESS RELEASE

2005 Annual Results

Significantly higher results
Sharp rise in cash flow, generated by organic growth

- **Recurring operating income** rose to **€ 1,084 million, up 9.9%** in actual terms and **19.1%** at constant exchange rates
- **Free cash flow from operations (€ 955 million)** up sharply (**+31%**)
- **Debt-to-equity ratio** at **56.4%**

François-Henri Pinault, Chairman and CEO of PPR, stated: "Once again, PPR's results underscore the relevance of our strategy and positioning. Organic growth in all our businesses generated a sharp rise in cash flow. More balanced, more international and more efficient, we are confident in the Group's further success in 2006. The strength of its brands and retail concepts on higher growth market segments should enable PPR to post strong improvements in its operating performances."

(In € million) *under IFRS*	**2005**	**2004** [(1)]	**Change**
Revenues	17,766	17,042	+ 4.2%
Recurring operating income	1,084	986	+ 9.9%
Adjusted net income Group share[(2)]	539	485	+ 11.2%

(1) Adjusted for the impact of the transition to IFRS and change in the reporting period of Gucci Group.
(2) Group share of net income from continuing operations excluding non-current items.

Operating performance:
strength of Luxury Goods, healthy results of Retail

PPR revenues for 2005 amounted to € 17,766 million, up 4.2% over the 2004 level. On a comparable Group structure and exchange rate basis, revenues were up 4.8%.

Recurring operating income amounted to € 1,084 million, up 9.9%. Recurring operating income margin improved by 0.3 point to 6.1% of total revenues.

(In € million) *under IFRS*	**2005**	**2004 [1]**	**Change**
Retail	754	759	- 0.7%
(as a % of revenues)	*5.1%*	*5.3%*	*- 0.2 pt*
Luxury Goods	390	288	+ 35.4%
(as a % of revenues)	*12.8%*	*10.6%*	*+ 2.2 pts*
Holding and other	(60)	(61)	ns
PPR - Recurring operating income	**1,084**	**986**	**+ 9.9%**
(as a % of revenues)	*6.1%*	*5.8%*	*+ 0.3 pt*

(1) Adjusted for the impact of the transition to IFRS and change in the reporting period of Gucci Group.

The rise in recurring operating income reflects the sound operating profitability in the Retail activities and outstanding performance in Luxury Goods despite the unfavorable impact of exchange rate fluctuations. At constant exchange rates, PPR's recurring operating income grew by 19.1%.

Retail

Retail activities recorded comparable revenue growth of 2.8%. Stable recurring operating income, at over € 750 million, reflects contrasting trends across businesses. All Retail companies, with the exception of Conforama, posted healthy performances in France and abroad. The Group also confirmed its leading position in e-commerce.

Luxury Goods

Comparable Luxury Goods sales grew by nearly 16%. Thanks to efficient organization and sustained creative efforts, Gucci Group boasted an outstanding performance, outperforming both the market and its main competitors. These impressive results are mainly due to the strength of Gucci and the extraordinary success of Bottega Veneta. The efforts of Yves Saint Laurent's new teams resulted in first encouraging signs in the latter part of the year. The Group pursued its investment policy, stepping up communication investments and expanding its network with an additional 28 stores.

Group share of net income from continuing operations, excluding non-current items, grew by 11.2% to € 539 million in 2005.

Adjusted earnings per share[1] surged 11.6% to € 4.53.

(1) Group share of net income from continuing operations excluding non-current items.

Financial structure and cash flow

(In € million) *under IFRS*	2005	2004 [1]	Change
Free cash flow from operations [2]	955	729	+ 226

[1] *Adjusted for the impact of the transition to IFRS and change in the reporting period of Gucci Group.*
[2] *Net cash flow from operating activities +/- net operating investments.*

Cash flow generation rose significantly over the year, up 31% to € 955 million. This was achieved while maintaining a high level of operating investments (€ 346 million) and reflects the increased efficiency of operations and lower working capital requirement.

(In € million) *under IFRS*	December 31, 2005	January 1, 2005 [1] [2]	December 31, 2004 [1]
Shareholders' equity	8,134	7,619	8,019
o/w Group share	*7,985*	*7,448*	*7,780*
Net financial indebtedness	4,584	5,184	4,725

[1] *Adjusted for the impact of the transition to IFRS and change in the reporting period of Gucci Group.*
[2] *Following application of IAS 32 and 39 as of January 1, 2005.*

Group net indebtedness was further reduced during the year, down 11.6% to € 4,584 million. As a result, PPR's financial structure is significantly strengthened, with debt-to-equity ratio at 56.4%.

Dividends

At the May 23, 2006 General Shareholders' Meeting, the Board of Directors will propose a dividend of € 2.72 per share, a 7.9% increase over the previous year.

Once approved, this dividend will be paid on June 2, 2006.

Subsequent events

- **Conforama's acquisition of a majority stake in Sodice Expansion**

In early January, Conforama announced the acquisition of a majority stake in the Sodice Expansion Group, its main franchisee, which operates 14 stores in the Nord-Pas-de-Calais region. Following approval of this transaction by the French competition authorities, a simplified tender offer for the remaining shares in Sodice Expansion not held by Conforama, at a price of € 150 per share, will be filed on March 9, 2006, in line with regulations.

- **Trading in the first two months of 2006**

In the first two months of 2006, Group revenues were up by approximately 7%, fueled by continued strong growth in Luxury Goods, up by more than 19%, and continuing favorable trends in Retail, up 4%.

PPR's final 2004 financial statements restated under IFRS have been posted on the Group's website (www.pprfinance.com) on March 2, 2006.

PRESENTATION

You can listen to the presentation of the 2005 annual results to the financial community today at 8.30 am Paris time.

Live

In French: +33 (0)1 71 23 08 18

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PPR

CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2005

PPR's final 2004 financial statements restated under IFRS have been posted on the Group's website (www.pprfinance.com) on March 2, 2006.

Consolidated Income statement

(in € million)	December 31, 2005	Proforma December 31, 2004 [3]	Luxury Goods [2]	Published December 31, 2004 [1]
CONTINUING OPERATIONS				
Revenue	**17 765,7**	**17 041,7**	**(489,7)**	**17 531,4**
Cost of sales	(10 032,1)	(9 653,8)	155,4	(9 809,2)
Gross profit	**7 733,6**	**7 387,9**	**(334,3)**	**7 722,2**
Payroll expenses	(2 661,9)	(2 556,3)	57,0	(2 613,3)
Other recurring operating income and expenses	(3 987,6)	(3 845,4)	177,6	(4 023,0)
Recurring operating income	**1 084,1**	**986,2**	**(99,7)**	**1 085,9**
Other operating income and expenses	(10,0)	107,5	1,8	105,7
Operating income	**1 074,1**	**1 093,7**	**(97,9)**	**1 191,6**
Finance costs	(311,6)	(298,5)	0,4	(298,9)
Income before taxes	**762,5**	**795,2**	**(97,5)**	**892,7**
Income taxes	(192,2)	(310,1)	8,8	(318,9)
Share in earnings of associates	3,4	14,4	0,0	14,4
Net income from continuing operations	**573,7**	**499,5**	**(88,7)**	**588,2**
o/w attributable to equity holders of the parent	535,4	463,8	(65,1)	528,9
o/w attributable to minority interests	38,3	35,7	(23,6)	59,3
DISCONTINUED OPERATIONS				
Net income from discontinued operations	**0,0**	**588,6**	**0,0**	**588,6**
o/w attributable to equity holders of the parent	0,0	536,2	0,0	536,2
o/w attributable to minority interests	0,0	52,4	0,0	52,4
Net income	**573,7**	**1 088,1**	**(88,7)**	**1 176,8**
Attributable to equity holders of the parent	535,4	1 000,0	(65,1)	1 065,1
Attributable to minority interests	38,3	88,1	(23,6)	111,7

Attributable net income	**535,4**	**1 000,0**		**1 065,1**
Earnings per share (in €)	4,50	8,38		8,92
Fully diluted earnings per share (in €)	4,39	7,70		8,19
Attributable net income from continuing operations	**535,4**	**463,8**		**528,9**
Earnings per share (in €)	4,50	3,89		4,43
Fully diluted earnings per share (in €)	4,39	3,70		4,19
Attributable net income from continuing operations excluding non current items	**539,0**	**484,7**		**552,0**
Earnings per share (in €)	4,53	4,06		4,62
Fully diluted earnings per share (in €)	4,42	3,86		4,36

[1] Figures restated according to IFRS excluding IAS 32/39 application - Luxury Goods consolidated over 14 months from November 2003 to December 2004.

[2] Impact of change in closing date for the Luxury Goods.

[3] Figures restated according to IFRS excluding IAS 32/39 application - Luxury Goods consolidated over 12 months from January 2004 to December 2004.

Consolidated balance sheet

ASSETS (in € million)	31/12/2005	01/01/2005 [2]	31/12/2004 [1]
Goodwill	5 545,9	5 485,4	5 396,6
Intangible assets	6 605,0	6 618,4	6 618,4
Tangible assets	2 538,7	2 623,5	2 623,5
Investments in associates	44,0	46,9	46,9
Non-current financial assets	240,8	328,2	241,2
Deferred tax assets	585,6	443,3	425,7
Other non-current assets	11,6	14,4	14,4
Non-current assets	**15 571,6**	**15 560,1**	**15 366,7**
Inventories	2 827,2	2 632,6	2 632,6
Trade receivables	1 125,6	1 062,3	1 052,5
Customer loans	416,6	419,1	419,1
Current tax assets	52,0	46,2	46,2
Other financial current assets	50,1	147,4	146,5
Other current assets	1 147,3	1 189,6	1 225,5
Cash and cash equivalents	1 813,2	3 862,8	4 288,1
Current assets	**7 432,0**	**9 360,0**	**9 810,5**
Total assets	**23 003,6**	**24 920,1**	**25 177,2**

LIABILITIES (in € million)	31/12/2005	01/01/2005 [2]	31/12/2004 [1]
Shareholder's equity - Group share	7 985,3	7 447,6	7 780,4
Minority interests	148,8	171,5	238,8
Shareholders' equity	**8 134,1**	**7 619,1**	**8 019,2**
Long-term borrowings and financial debts	4 398,9	6 159,6	6 103,2
Other financial non current liabilities	1,8	2,0	
Long-term provisions for retirement and other benefits	266,1	233,3	233,3
Provisions	142,7	151,1	164,8
Deferred tax liabilities	1 965,3	1 884,9	1 859,7
Non-current liabilities	**6 774,8**	**8 430,9**	**8 361,0**
Short-term borrowings and financial debts	2 064,2	2 973,8	2 910,2
Financing of customer loans	416,6	419,1	419,1
Other financial current liabilities	19,5	98,8	11,2
Trade payables	2 758,1	2 639,5	2 643,8
Long-term provisions for retirement and other benefits	13,3	14,2	14,2
Short-term provisions	85,0	122,6	183,5
Current tax liabilities	355,7	266,6	266,6
Other current liabilities	2 382,3	2 335,5	2 348,4
Current liabilities	**8 094,7**	**8 870,1**	**8 797,0**
Total liabilities	**23 003,6**	**24 920,1**	**25 177,2**

(in € million)	31/12/2005	01/01/2005 [2]	31/12/2004 [1]
Borrowings and financial debts excluding financing of customer loans	6 463,1	9 133,4	9 013,4
Financial derivative at fair value hedge (interest rate)	(65,5)	(86,8)	
Cash and cash equivalents	(1 813,2)	(3 862,8)	(4 288,1)
Net financial debt	**4 584,4**	**5 183,8**	**4 725,3**

[1] Figures restated according to IFRS excluding IAS 32/39 application
[2] Figures restated according to IFRS including IAS 32/39 application

Consolidated cash flow statement

(in € million)	December 31, 2005	Proforma December 31, 2004 [3]	Luxury Goods [2]	Published December 31, 2004 [1]
Cash flows from operating activities	**946,9**	**890,6**	**(119,3)**	**1 009,9**
Interest paid/received	228,4	264,1	0,4	263,7
Dividends received	(15,1)	(26,7)		(26,7)
Net income tax payable	210,7	154,9	4,3	150,6
Cash flows before taxes, dividends and interest	**1 370,9**	**1 282,9**	**(114,6)**	**1 397,5**
Change in working capital requirement	63,9	(46,3)	(47,3)	1,0
Change in customer loans	8,3	28,6		28,6
Income taxes paid	(141,9)	(178,4)	26,3	(204,7)
Net cash flows from operating activities	**1 301,2**	**1 086,8**	**(135,6)**	**1 222,4**
Purchases of property, plant, equipment and intangible assets	(379,5)	(384,2)	16,9	(401,1)
Proceeds from sale of property, plant, equipment and intangible assets	33,2	26,4		26,4
Acquisitions of subsidiaries, net of cash acquired	(68,6)	(2 686,3)	1,7	(2 688,0)
Proceeds from disposal of subsidiaries, net of cash disposed	3,1	2 338,7		2 338,7
Purchases of other financial assets	(18,6)	(234,8)		(234,8)
Proceeds from sale of other financial assets	102,7	155,9	(2,6)	158,5
Interest and dividends received	48,0	55,9	(4,1)	60,0
Net cash flows from investing activities	**(279,7)**	**(728,4)**	**11,9**	**(740,3)**
Capital increase/decrease	1,8		0,2	(0,2)
Treasury stock transactions	185,5	100,4		100,4
Dividends paid to parent Company's shareholders	(299,3)	(278,9)		(278,9)
Dividends paid to minority interests	(27,0)	(19,6)	0,3	(19,9)
Increase/decrease in borrowings	(2 935,4)	1 510,7	208,6	1 302,1
Interest paid	(227,5)	(316,1)	3,5	(319,6)
Net cash flows from financing activities	**(3 301,9)**	**996,5**	**212,6**	**783,9**
Net cash flow with operations held for sale		17,1		17,1
Impact of exchange rate variations	13,3	48,5	9,8	38,7
Net increase/decrease in cash and bank overdrafts	**(2 267,1)**	**1 420,5**	**98,7**	**1 321,8**
Cash and bank overdrafts at beginning of period*	**3 607,4**	**2 624,2**	**(98,7)**	**2 722,9**
Cash and bank overdrafts at end of period	**1 340,3**	**4 044,7**		**4 044,7**

* Cash and bank overdrafts at beginning of 2005 of €3,607.4 million corresponds to cash and bank overdrafts at the end of 2004 restated from the impact of application of IAS 32 & 39 as of January 1, 2005 for an amount of €437.3 million.

(1) Figures restated according to IFRS excluding IAS 32/39 application - Luxury Goods consolidated over 14 months from November 2003 to December 2004.

(2) Impact of change in closing date for the Luxury Goods.

(3) Figures restated according to IFRS excluding IAS 32/39 application - Luxury Goods consolidated over 12 months from January 2004 to December 2004.

PPR

PPR GROUP — CONSOLIDATED INCOME STATEMENT — December 31, 2004

in euro million

French GAAP format	Published in French GAAP	Application of IFRS 5 to Rexel	Reclassifications	Restatements	Published in IFRS *	Impact due to Gucci's change in reporting period	Proforma recurring operating income (IFRS) **	In IFRS
Net sales	**24 212,7**	(6 485,5)		(195,8)	**17 531,4**	(489,7)	**17 041,7**	**Revenue**
Cost of sales	(14 782,0)	4 850,8	(46,4)	168,4	(9 809,2)	155,4	(9 653,8)	Cost of sales
Gross margin	**9 430,7**	(1 634,7)	(46,4)	(27,4)	**7 722,2**	(334,3)	**7 387,9**	**Gross margin**
Payroll expenses	(3 417,1)	802,4	19,8	(18,4)	(2 613,3)	57,0	(2 556,3)	Payroll expenses
Other operating income and expenses	(4 546,9)	538,4	(24,9)	10,4	(4 023,0)	177,6	(3 845,4)	Other current operating income and expenses
Operating income	**1 466,7**	(293,9)	(51,5)	(35,4)	**1 085,9**	(99,7)	**986,2**	**Current Operating income**
		(354,8)	488,2	(27,7)	105,7	1,8	107,5	Other operating income and expenses
Operating income	**1 466,7**	(648,7)	436,7	(63,1)	**1 191,6**	(97,9)	**1 093,7**	**Operating income**
Net financial expenses	(348,8)	52,9	2,3	(5,3)	(298,9)	0,4	(298,5)	Net financial expenses
Non-recurring items	418,2	25,8	(444,0)					
Income from ordinary activities before taxes	**1 536,1**	(570,0)	(5,0)	(68,4)	**892,7**	(97,5)	**795,2**	**Income before taxes**
Income taxes	(414,7)	149,6	5,0	(58,8)	(318,9)	8,8	(310,1)	Income taxes
Share in earnings of equity affiliates	14,4				14,4		14,4	Share in income of associates
Amortisation of goodwill	(106,6)	35,6		71,0				
Net income of consolidated companies	**1 029,2**	(384,8)		(56,2)	**588,2**	(88,7)	**499,5**	**Net income - Continuing operations**
		588,6			588,6		588,6	Discontinued operations
Net income before minority interests	**1 029,2**	203,8		(56,2)	**1 176,8**	(88,7)	**1 088,1**	**Net income for the period**
Minority interests	88,6	21,3		1,8	111,7	(23,6)	88,1	Net income - minority interests share
Attributable net income	**940,6**	182,5		(58,0)	**1 065,1**	(65,1)	**1 000,0**	**Net income - Group share**
Net income - Group share excluding non-recurring items	**630,1**				**552,0**	(67,3)	**484,7**	**Net income - Group share from continuing operations excluding non-current items**

* Gucci consolidated for 14 months from November 2003 to December 2004.

** Gucci consolidated for 12 months from January 2004 to December 2004.

PPR

RECONCILIATION BETWEEN OPERATING INCOME (French GAAP) AND RECURRING OPERATING INCOME (IFRS) YEAR END DECEMBER 31, 2004

in euro million	Operating income published in French GAAP *	Reclassifications	Other impacts	Impact due to Gucci's change in reporting period	Eliminations of royalties	Proforma recurring operating income (IFRS) **
Conforama	226,0	(5,7)	(18,9)		5,4	206,8
Fnac	150,6	(17,5)	(1,8)		7,1	138,4
Printemps	27,4	(5,5)	(0,7)		1,6	22,8
Redcats	229,3	(2,1)	(1,5)		5,5	231,2
Cfao	163,4	(3,6)	(4,0)		3,1	158,9
Others	0,8	0,3	0,2		0,1	1,4
Retail	**797,5**	**(34,1)**	**(26,7)**		**22,8**	**759,5**
Luxury Goods	**394,4**	**(8,4)**	**1,4**	**(99,7)**		**287,7** [1]
PPR Holding & others	**(19,1)**	**(9,0)**	**(10,1)**		**(22,8)**	**(61,0)**
TOTAL	**1 172,8**	**(51,5)**	**(35,4)**	**(99,7)**		**986,2**
Rexel	293,9		(293,9)			
PPR	**1 466,7**	**(51,5)**	**(329,3)**	**(99,7)**	**0,0**	**986,2**

* Gucci consolidated for 14 months from November 2003 to December 2004.

** Gucci consolidated for 12 months from January 2004 to December 2004.

[1] **breakdown by brand :**

Gucci Division	423,2
Bottega Veneta	(7,3)
Yves Saint Laurent	(70,8)
YSL Beauté	22,5
Other brands	(79,9)
Luxury Goods	**287,7**

PPR GROUP — CONSOLIDATED BALANCE SHEET — December 31, 2004

in euro million

French GAAP format	12/31/2004 Published in French GAAP	Reclassifications	Restatements	12/31/2004 Published in IFRS	Impact of IAS 32/39	01/01/2005 Published in IFRS	In IFRS
Goodwill	1 932,0		3 464,6	5 396,6	88,8	5 485,4	Goodwill
Other intangible assets	8 224,4	(0,9)	(1 605,1)	6 618,4		6 618,4	Other intangible assets
Property, plant & equipment	2 272,6	(14,5)	365,4	2 623,5		2 623,5	Property, plant & equipment
Investments in equity affiliates	46,7	0,2		46,9		46,9	Investments in associates
Non-consolidated investments	73,6		(73,6)				
Other investments	170,0		71,2	241,2	87,0	328,2	Other non-current financial assets
		375,3	50,4	425,7	17,6	443,3	Deferred tax assets
		14,1	0,3	14,4		14,4	Other non-current assets
FIXED ASSETS	**12 719,3**	**374,2**	**2 273,2**	**15 366,7**	**193,4**	**15 560,1**	**NON-CURRENT ASSETS**
Inventories and work-in-progress	2 640,8		(8,2)	2 632,6		2 632,6	Inventories
Operating receivables	2 227,9	(1 218,5)	43,1	1 052,5	9,8	1 062,3	Trade receivables
Customer loans	419,1			419,1		419,1	Customer loans
		46,2		46,2		46,2	Current tax assets
				146,5	0,9	147,4	Other non-current financial assets
Non-operating receivables	655,6	822,6	(252,7)	1 225,5	(35,9)	1 189,6	Other current assets
Cash	4 288,1			4 288,1	(425,3)	3 862,8	Cash and cash equivalents
CURRENT ASSETS	**10 231,6**	**(349,7)**	**(71,3)**	**9 810,5**	**(450,5)**	**9 360,0**	**CURRENT ASSETS**
							NON-CURRENT ASSETS HELD FOR SALE
TOTAL ASSETS	**22 950,8**	**24,5**	**2 201,9**	**25 177,2**	**(257,1)**	**24 920,1**	**TOTAL ASSETS**
Shareholders' equity - Group share	7 693,3		87,1	7 780,4	(332,8)	7 447,6	Shareholders' equity - group share
Minority interests	171,4		67,4	238,8	(67,3)	171,5	Minority interests
SHAREHOLDERS' EQUITY	**7 864,7**		**154,5**	**8 019,2**	**(400,1)**	**7 619,1**	**SHAREHOLDERS' EQUITY**
Short-term borrowings	8 820,8	(2 727,8)	10,2	6 103,2	56,4	6 159,6	Long-term borrowings and financial debts
Financing of customer loans	419,1	(419,1)					
					2,0	2,0	Other financial non-current liabilities
Reserves for retirement and related commitments	133,8	(12,7)	112,2	233,3		233,3	Long-term provisions for retirement and other benefits
Reserves for other contingencies	383,6	(201,7)	(17,1)	164,8	(13,7)	151,1	Long-term provisions
		97,6	1 762,1	1 859,7	25,2	1 884,9	Deferred tax liabilities
							Other non-current liabilities
		(3 263,7)	**11 624,7**	**8 361,0**	**69,9**	**8 430,9**	**NON-CURRENT LIABILITIES**
		2 853,2	57,0	2 910,2	63,6	2 973,8	Short-term borrowings and financial debts
		419,1		419,1		419,1	Financing of customer loans
		11,2		11,2	87,6	98,8	Other non-current financial liabilities
Operating payables	4 560,0	(1 917,9)	1,7	2 643,8	(4,3)	2 639,5	Trade payables
		12,6	1,6	14,2		14,2	Short-term provisions for retirement and other benefits
		183,5		183,5	(60,9)	122,6	Short-term provisions
		266,6		266,6		266,6	Current tax liabilities
Non-operating payables	768,8	1 459,9	119,7	2 348,4	(12,9)	2 335,5	Other current liabilities
		3 288,2	**5 508,8**	**8 797,0**	**73,1**	**8 870,1**	**CURRENT LIABILITIES**
							LIABILITIES / NON-CURRENT ASSETS HELD FOR SALE
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**22 950,8**	**24,5**	**2 201,9**	**25 177,2**	**(257,1)**	**24 920,1**	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**
Gross borrowings excluding the financing of customer loans	8 820,8	125,4	67,2	9 013,4	120,0	9 133,4	Gross borrowings excluding the financing of customer loans
					(86,8)	(86,8)	Fair value hedging derivative instruments (interest rate)
Cash and cash equivalents	(4 288,1)			(4 288,1)	425,3	(3 862,8)	Cash and cash equivalents
Net financial indebtedness	**4 532,7**	**125,4**	**67,2**	**4 725,3**	**458,5**	**5 183,8**	**Net financial indebtedness**

PPR GROUP — CASH FLOW STATEMENT — December 31, 2004

in euro million

French GAAP format	Published in French GAAP	Application of IFRS 5 to Rexel	Other reclassifications & restate ments	Published in IFRS *	Impact due to Gucci's change in reporting period	Proforma operating income (IFRS) **	In IFRS
Cash flow from operating activities	**1 257,8**	**(199,6)**	**(48,3)**	**1 009,9**	**(119,3)**	**890,6**	**Cash flow from operating activities**
			263,7	263,7	0,4	264,1	Interest income and expense
			(26,7)	(26,7)		(26,7)	Dividends received
			150,6	150,6	4,3	154,9	Net income tax payable
			1 397,5	**1 397,5**	**(114,6)**	**1 282,9**	**Cash flow from operating activities before tax, dividends and interest**
Changes in working capital requirement	(211,9)	175,0	37,9	1,0	(47,3)	(46,3)	Change in working capital requirement
Changes in customer loans	28,6			28,6		28,6	Change in customer loans
			(204,7)	(204,7)	26,3	(178,4)	Income tax paid
Net cash from operating activities	**1 074,5**	**(24,6)**	**172,5**	**1 222,4**	**(135,6)**	**1 086,8**	**Net cash from (used in) operating activities**
Acquisitions of PP&E and intangible assets	(462,0)	43,1	17,8	(401,1)	16,9	(384,2)	Acquisitions of PP&E and intangible assets
Disposals of PP&E and intangible assets	33,6	(7,8)	0,6	26,4		26,4	Disposals of PP&E and intangible assets
Net operating investments	**(428,4)**	**35,3**	**18,4**	**(374,7)**	**16,9**	**(357,8)**	**Net operating investments**
Acquisitions of subsidiaries and affiliates	(2 691,3)	8,8	(5,5)	(2 688,0)	1,7	(2 686,3)	Acquisitions of subsidiaries net of cash acquired
Divestment of subsidiaries and affiliates	3 057,5	(493,1)	(225,7)	2 338,7		2 338,7	Disposals of subsidiaries net of cash transferred
Acquisitions of other investments net of disposals	(80,8)	1,2	(155,2)	(234,8)		(234,8)	Acquisitions of other long-term investments
		(4,6)	163,1	158,5	(2,6)	155,9	Disposals of other long-term investments
Net cash difference	(225,7)		225,7				
			60,0	60,0	(4,1)	55,9	Interest and dividends received
Net financial investments	**59,7**	**(487,7)**	**62,4**	**(365,6)**	**(5,0)**	**(370,6)**	**Net financial investments**
Net cash from (used in) investing activities	**(368,7)**	**(452,4)**	**80,8**	**(740,3)**	**11,9**	**(728,4)**	**Net cash from (used in) investing activities**
Share capital increase	0,9	(0,6)	(0,5)	(0,2)	0,2		Share capital increase
			100,4	100,4		100,4	Acquisitions or disposals of treasury shares
Dividends paid	(308,3)	9,5	(0,0)	(298,8)	0,3	(298,5)	Dividends paid
Changes in borrowings	697,4	618,5	(13,8)	1 302,1	208,6	1 510,7	Change in borrowings
			(319,6)	(319,6)	3,5	(316,1)	Interest paid
Net cash from (used in) financing activities	**390,0**	**627,4**	**(233,5)**	**783,9**	**212,6**	**996,5**	**Net cash from (used in) financing activities**
Impact of treasury stock	100,4		(100,4)				
		17,1		17,1		17,1	Net cash flow from assets classified as held for sale
Impact of changes in exchange rates	22,5		16,2	38,7	9,8	48,5	Impact of changes in exchange rates
Net increase (decrease) in cash and cash equivalents	**1 218,7**	**167,5**	**(64,4)**	**1 321,8**	**98,7**	**1 420,5**	**Net increase (decrease) in cash and cash equivalents**
Cash and cash equivalents at beginning of period	3 069,4	(167,5)	(179,0)	2 722,9	(98,7)	2 624,2	Cash and cash equivalents at beginning of period
Cash and cash equivalents at end of period	4 288,1		(243,4)	4 044,7		4 044,7	Cash and cash equivalents at end of period

Appendix I

PPR

[redacted]

Certain information contained in this document may include notably projections and forecasts. They express objectives based on current assessments and estimates of the Group's general management which are subject to many factors, risks and uncertainties. Consequently, actual figures and assessments could differ significantly from projected figures. The following factors among others set out in the Reference Document (Document de Référence) registered with the French Financial Markets Authority (Autorité des Marchés Financiers) could cause actual figures to differ significantly from projected figures: any unfavourable development affecting consumer spending in the activities of the Group in France and abroad, notably for products and services sold by the Retail brands or for Luxury Goods, the events, crises, fears, and resulting costs of complying with environmental, health and safety regulations and all other regulations with which Group companies are required to comply; the competitive situation on each of our markets; the impact of current or future public regulations; exchange rate and other risks related to international activities; risks arising from current or future litigation. PPR gives no commitment to updating and/or revising and/or commenting any projections and forecasts, or their impact on the results and perspectives of the Group, which may be contained in this document.

The information contained in this document relating to persons other than the PPR Group has not been independently verified. PPR makes no representation or undertaking as to the accuracy, completeness or sincerity of such information.

1 2005 highlights

2 Analysis of 2005 performance

3 Strategy and outlook

PPR

PPR

[redacted]

- Unique positioning
- Organic growth strategy
- Higher growth profile than market averages
- Constantly enhancing offer and organization

PPR

[redacted]

- Revenue: +4.2% to € 17,766 million
  (+4.8% on a comparable basis)
- Recurring operating income: +9.9% to € 1,084 million
- Free cash flow from operations: +31% to € 955 million
- Net indebtedness: € 4,584 million at 2005 year end vs. € 5,184 million at January 1, '05

[redacted]

Free cash flow from operations: up € 226 million to € 955 millior

- Lower working capital requirements
- Improved Capex efficiency

2005 Capex*



31%
69%
48%
52%
Retail
Luxury Goods
France
International

** Gross operating investments*



n sido y no por orden
fnac
Chaplin De Sica, Bergma

- Mixed performances in a challenging climate
  - Comparable revenue up 2.8%
  - Stable recurring operating income
- Growth and improved performance of international operations
  - Comparable revenue outside France up 4.4%
  - Store openings
  - Access to new countries (Greece, Norway …)
- Leadership in e-commerce

PPR



- Sustained creativity, accountable organization
- Outstanding performance
  - Revenue: +11.9% (+15.9% on a comparable basis)
  - Market share gains in key product categories and regions
- Recurring operating income: +35.4% (+86% at comparable exchange rates)
  - Gucci operating margin up sharply
  - First profits for Bottega Veneta and Balenciaga
  - Improved results at Yves Saint Laurent Couture, Boucheron …
- Ongoing investments
  - 28 new stores
  - Intensification of communications effort

PPR

[redacted]

- **Published December 2004 accounts:**
  - Accounts under French standards
  - Rexel fully consolidated until December 10, 2004
  - Gucci consolidated over 14 months from November '03 through December '04
- **Financial information presented in this document:**
  - 2004 & 2005 data under IFRS
  - Rexel, consolidated according to IFRS 5, classified separately in the income statement
  - Gucci consolidated over 12 months (January to December) in 2004 and 2005

→ **Fully comparable 2004 and 2005 data presented here**

[redacted]

In € million

CONTINUING OPERATIONS	2005	2004	Change
Revenue	**17,766**	**17,042**	**+4.2%**
Gross profit	**7,734**	**7,388**	**+4.7%**
Gross profit margin	*43.5%*	*43.4%*	*+0.1 pt*
Commercial & marketing expenses	(1,534)	(1,473)	+4.2%
Selling expenses	(3,235)	(3,113)	+3.9%
Other	(1,881)	(1,816)	+3.5%
Recurring operating income	**1,084**	**986**	**+9.9%**
Recurring operating income margin	*6.1%*	*5.8%*	*+0.3 pt*
EBITDA	**1,478**	**1,375**	**+7.4%**
EBITDA margin	*8.3%*	*8.1%*	*+0.2 pt*

PPR

[redacted]



In € million
2004
2005
+35.4%
288
390
-0.7%
759
754
(61)
(60)
+9.9%
986
1,084
Luxury Goods
Retail
Holding & others*
PPR

* Including expenses related to stock options

PPR

[redacted]



In € million
2004
2005
231
231
+9.7%
138
152
-14.4%
207
177
+5.1%
159
167
+11.8%
23
26
n/a
1
1
Printemps
Redcats
Fnac
Conforama
CFAO
Other*

** Orcanta, Kadéos and Mobile Planet (disposal April 2005)*

PPR



- Higher contribution from concessions and high-margin products
- Improved productivity and lower G&A in Department Store division
- No major sporting events for the Sports division

Key figures	2005	2004
Revenue	752	784
Recurring operating income	**26**	**23**
Recurring operating income margin	*3.4%*	*2.9%*
EBITDA	62	61
EBITDA margin	*8.3%*	*7.8%*
Gross Capex	31	27
Average headcount	4,641	4,832

Revenue by product category



22%
- 0.4pt
37%
- 0.8pt
10%
- 0.1pt
31%
+1.3pt
Fashion
Accessories
Beauty
Other

X%: % of 2005 revenue

Xpt: % of 2005 revenue / % of 2004 revenue

PPR



- Solid profitable growth in e-commerce: +36.5% to €1,099 million
- Sound performance of specialized brands: Children-Family division, La Redoute International & Large Sizes (US)
- Continued healthy operating performance & high free cash flow generation

Key figures	2005	2004
Revenue	4,377	4,403
Recurring operating income	**231**	**231**
Recurring operating income margin	*5.3%*	*5.3%*
EBITDA	278	277
EBITDA margin	*6.4%*	*6.3%*
Gross Capex	57	42
Average headcount	18,950	19,552

Revenue by product category


13%
- 0.6pt
6%
+1.0pt
14%
- 0.7pt
67%
+0.3pt
Fashion, accessories
Furniture
Electronics and home appliances
Other

X%: % of 2005 revenue

Xpt: % of 2005 revenue / % of 2004 revenue

PPR


n sido - y no por orden
fnac
Chaplin, De Sica, Bergma

- Si... ement in profitability & sharp increase in free cash flow from operations
- ...er growth ... ance & continued international expansion
- ...r... gy & pr... m

...gures	2005	
F... e	4,382	
R... ng operating	**152**	
Recurring operating income margin	*3.5%*	*3.4%*
EBITDA	238	221
EBITDA margin	*5.4%*	*5.3%*
Gross Capex	62	78
Average headcount	16,635	16,304

...by ...uct category


7%
5%
%
.5%
+9.
11%
- 2.4%
18%
+5.2%
21%
- 1.7%
IT
CDs/DVDs
Books
Photo
Hi-fi
TV-Video
Games

X%: % of 2005 revenue

X%: % of 2005 revenue / % of 2004 revenue

PPR



Conforama

- [illegible]inued store network extension [illegible] modernization
- [illegible]ntensificat[illegible] [illegible]bal [illegible] & [illegible] [illegible]uring
- [illegible]creased [illegible]omm[illegible]ia[illegible] [illegible]ggre[illegible]ivit[illegible] (pro[illegible]tion, [illegible]ici[illegible] & [illegible] [illegible]per[illegible]ng [illegible]ens[illegible] (l[illegible]
  [illegible]taxe[illegible] [illegible]ance[illegible] [illegible]ents [illegible] Ita[illegible]
- In Italy, lackluster environment & evolving selling concept

Key figures	2005	2004
Revenue	3,140	3,097
Recurring operating income	**177**	**207**
Recurring operating income margin	*5.6%*	*6.7%*
EBITDA	237	265
EBITDA margin	*7.6%*	*8.6%*
Gross Capex	62	75
Average headcount	13,139	12,516

Revenue by product category


17%
+5,0%
53%
+0.8%
8%
- 5.3%
22%
+2,9%
Furniture
Home appliances
Electronics
Other

X%: % of 2005 revenue

X%: Revenue 2005/revenue 2004

PPR


CFAO

- Eleventh consecutive year of grow[illegible]
- Strong performance in Sub-S[illegible] challenging political and economic climate in Ivory Coast and Cam[illegible]
- Solid results in the face of unfa[illegible] strengthening of infrastructure

Key figures	2005	2[illegible]
Revenue	2,034	1,859
Recurring operating income	**167**	**159**
Recurring operating income [illegible]gin	*8.2%*	*8.6%*
EBITDA	193	184
EBITDA margin	*9.5%*	*9.9%*
Gross Capex	45	37
Average headcount	10,721	10,127

[illegible]e by product category


12%
+4.2%
51%
+9.3%
6%
[illegible].8%
31%
+9.8%
Automobiles
Healthcare
Technologies
Industries and Trading

cfaogroup.com

X%: % of 2005 revenue

X%: Revenue 2005/revenue 2004

[redacted]



In € million
2004
2005
+14.7%
423
485
n/a
(7)
14
+7.1%
(71)
(66)
-31.6%
23
15
+64.8%
(39)
(13)
-11.0%
(41)
(46)
Gucci
Bottega Veneta
Yves Saint Laurent
YSL Beauté
Other brands
Corporate cost

PPR

[redacted]

GUCCI

- Significant growth in main product categories and across all markets
- Favorable impact of product mix and pricing policy on gross profit
- Higher communication investments
- Openings for a total network of 207 stores at 2005 year end

Key figures	2005	2004
Revenue	1,807	1,590
Recurring operating income	**485**	**423**
Recurring operating income margin	*26.9%*	*26.6%*
EBITDA	550	485
EBITDA margin	*30.4%*	*30.5%*
Gross Capex	63	58
Average headcount	5,060	4,688

Recurring operating income



+14.7%
423
119
(57)
485
2004
Organic growth
Impact of currencies
2005

PPR

[redacted]

- Record revenue growth and profitability ahead of plans
- Continued expansion of brand territory
- 18 stores opened, network of 83 stores at 2005 year end

Key figures	2005	2004
Revenue	160	100
Recurring operating income (loss)	**14**	**(7)**
Recurring operating income margin	*8.6%*	*-7.3%*
EBITDA	22	0
EBITDA margin	*13.9%*	*-0.2%*
Gross Capex	9	13
Average headcount	643	536

Recurring operating income



24
14
(3)
(7)
2004
Organic growth
Impact of currencies
2005

PPR

[redacted]

- Rebound of wholesale activity in late 2005 after two difficult years
- Increase in gross profit: improved pricing, lower discounting, better mix
- Lower G&A and pick-up in marketing & promotional investments

YVES SAINT LAURENT

Key figures	2005	2004
Revenue	162	169
Recurring operating income (loss)	**(66)**	**(71)**
Recurring operating income margin	*-40.6%*	*-41.8%*
EBITDA	(51)	(55)
EBITDA margin	*-31.3%*	*-32.4%*
Gross Capex	4	8
Average headcount	945	929

Recurring operating income



+7.1%
(71)
9
(4)
(66)
2004
Organic growth
Impact of currencies
2005

PPR

[redacted]

YSL BEAUTE

- Difficult fragrance & skincare market and particularly unfavorable currency impact
- Growth driven by designer fragrances (*Stella*, *My Queen* and *Z de Zegna*)
- Solid performance of Yves Saint Laurent thanks to make up & success of *Cinéma*, the brand's third flagship fragrance
- Improved purchasing competitiveness & manufacturing productivity

Key figures	**2005**	**2004**
Revenue	613	621
Recurring operating income	**15**	**23**
Recurring operating income margin	*2.5%*	*3.6%*
EBITDA	37	48
EBITDA margin	*6.1%*	*7.8%*
Gross Capex	18	22
Average headcount	3,800	3,867

Recurring operating income



23
6
(14)
-31.6%
15
2004
Organic growth
Impact of currencies
2005

[redacted]

- Balenciaga, a high-potential brand, breakeven in 2005
- Renaissance of the Boucheron brand
- Sergio Rossi, Alexander McQueen, Stella McCartney: promising growth profiles
- Sharp improvement in operating performances

Key figures	2005	2004
Revenue	294	232
Recurring operating income (loss)	**(13)**	**(39)**
Recurring operating income margin	*-4.7%*	*-16.7%*
EBITDA	3	(24)
EBITDA margin	*1.0%*	*-10.2%*
Gross Capex	21	21
Average headcount	1,351	1,317

Recurring operating income



+64.8%
(39)
27
(1)
(13)
2,5%*
2004
Organic growth
Impact of currencies
2005

PPR

[redacted]

In € million

CONTINUING OPERATIONS	31/12/2005	31/12/2004	Change
Recurring operating income	**1,084**	**986**	**+9.9%**
Other operating income and expenses	(10)	108	
Financial expenses (net)	(311)	(298)	
Corporate income tax	(192)	(310)	
Income from equity affiliates	3	14	
Net income from continuing operations	**574**	**500**	**+14.9%**
o/w Group share	**535**	**464**	**+15.4%**
Group share of net income from continuing operations excluding non-current items	**539**	**485**	**+11.2%**
Earnings per share (in euros)	4.53	4.06	+11.6%
Fully diluted earnings per share (in euros)	4.42	3.86	+14.5%

[redacted]

In € million

	2005	2004
Financial expenses	**(311)**	**(298)**
Cost of net indebtedness*	(259)	(271)
Other financial income and expenses	(52)	(27)


49.6%
50.4%
57.4%
42.6%
2005
2004
Bonds
Other


50.8%
49.2%
66.3%
33.7%
2005
2004
Variable rate
Fixed rate

* *First-time application of IAS 32/39 as of January 1, 2005*

[redacted]

In € million

	2005	2004
Current tax (expense)/income	(198)	(172)
Tax on non-current items	6	(138)
Total tax	**(192)**	**(310)**
Effective tax rate	**25.2%**	**39.0%**
Current tax rate	**25.6%**	**24.9%**

[redacted]

In € million

	31/12/2005	01/01/2005	Change	31/12/2004
Goodwill and intangible assets	12,151	12,104	47	12,015
Other net non-current assets	1,388	1,483	(95)	1 492
Other net current assets	(314)	(263)	(51)	(167)
Shareholders' equity [(1)]	**8,134**	**7,619**	**515**	**8,019**
Provisions	507	521	(14)	596
Net indebtedness	**4 584**	**5 184**	**(600)**	**4,725**
[(1)] o/w Group share	7,985	7,448	537	7,780
Debt-to-equity ratio	56.4%	68.0%	-11.6 pts	58.9%

PPR

[redacted]

In € million

Net indebtedness at December 31, 2004	**4,725**
Impact of IAS 32/39	**459**
Net indebtedness at January 1, 2005	**5,184**
Free cash flow from operations	(955)
Financial disposals net of taxes and costs	(82)
Impact of PPR treasury stock transactions	(186)
Dividends paid	326
Interest paid	228
Impact of IAS 32/39 on financial debt	36
Market value of derivatives and other changes	33
Net indebtedness at December 31, 2005	**4,584**

[redacted]

In € million

	2005	2004	Change
Cash flow before taxes, dividends and interest	1,371	1,283	88
Change in working capital requirement	72	(18)	90
Corporate tax paid	(142)	(178)	36
Net cash flow from operating activities	**1,301**	**1,087**	**214**
Net operating investments	(346)	(358)	12
Free cash flow from operations	**955**	**729**	**226**

PPR



- Higher growth profile
  - Strong brands and selling concepts
  - High levels of creativity and innovation
  - Outstanding networks
- Higher investment
- Improved performances

PPR



- **Retail**
  - Pursue repositioning on fastest-growing market segments
  - Enhance operating efficiency
  - Expand international activities

- **Luxury Goods**
  - Harness potential of all brands
  - Raise investments
  - Leverage all product categories

PPR



Printemps

- *"Fashion trendsetter" positioning*
- Increase operating efficiency
- Sports division to leverage busy sports calendar

Redcats

- Ongoing transformation driven by the internet
- Focus on the development of flagship brands
- New phase in international sourcing

PPR





Fnac

- Store openings in France (city outskirts) and abroad
- Adaptation of organization
- Growth of multi-channel strategy

Conforama

- Discount, multi-style retailer positioning
- Continued modernization of network and broader decorative item offering
- Increase in international furniture sourcing

fnac Conforama


CFAO

CFAO

- Ongoing expansion … Africa
- Strengthened positions …
- Improved customer service

CFAO
cfaogroup.com



Gucci

- Continued growth:
  - » network expansion - opening of flagship stores
  - » intensification of communications efforts
  - » upgraded offer
  - » high potential in jewelry, timepieces and ready-to-wear
- 2006: Gucci's 85th anniversary

PPR



Bottega Veneta

- New stores
- Launch of new product categories
- Potential significantly higher than originally anticipated

Yves Saint Laurent

- Success of recent collections
- Further growth momentum and confirmation of turnaround

YVES SAINT LAURENT



YSL Beauté

- Improved commercial and industrial efficiency
- Product strategy:
  - » Yves Saint Laurent: focus on flagship fragrance lines and makeup
  - » development of designer brands

Other brands

- Balenciaga:
  - » expanded product offering
  - » accelerated store openings
- Other brands: targets confirmed

YSL BEAUTE

PPR



- Retail: a more favorable environment
- Luxury Goods: continued fast-pace growth
- Strong start to the year
  - February YTD revenue up by about 7%
    - » Up 4% for Retail
    - » Over 19% growth for Luxury Goods
- 2006: strong improvement in operating performances

PPR

PPR

PPR

[redacted]

in Euro million	Reported		Change		Pro Forma		Change	
	Dec. 2005	Dec. 2004 *	in M€	as %	Dec. 2005	Dec. 2004 **	in M€	as %
Gucci Division	1,807.1	1,902.6	(95.5)	-5.0%	1,807.1	1,590.0	217.1	13.6%
Bottega Veneta	159.7	113.3	46.4	41.0%	159.7	99.6	60.1	60.2%
Yves Saint Laurent	162.0	196.4	(34.4)	-17.5%	162.0	169.2	(7.2)	-4.3%
YSL Beauté	613.2	723.9	(110.7)	-15.3%	613.2	621.4	(8.2)	-1.3%
Other & corporate	294.2	265.9	28.3	10.6%	294.2	232.2	62.0	26.7%
Luxury Goods	**3,036.2**	**3,202.1**	**(165.9)**	**-5.2%**	**3,036.2**	**2,712.4**	**323.8**	**11.9%**
Printemps	751.8	784.3	(32.5)	-4.1%	751.8	784.3	(32.5)	-4.1%
Redcats	4,377.3	4,403.4	(26.1)	-0.6%	4,377.3	4,403.4	(26.1)	-0.6%
Fnac	4,381.9	4,130.3	251.6	6.1%	4,381.9	4,130.3	251.6	6.1%
Conforama	3,140.0	3,096.9	43.1	1.4%	3,140.0	3,096.9	43.1	1.4%
Cfao	2,034.3	1,859.4	174.9	9.4%	2,034.3	1,859.4	174.9	9.4%
Other	74.7	83.6	(8.9)	-10.6%	74.7	83.6	(8.9)	-10.6%
Retail	**14,760.0**	**14,357.9**	**402.1**	**2.8%**	**14,760.0**	**14,357.9**	**402.1**	**2.8%**
TOTAL	**17,796.2**	**17,560.0**	**236.2**	**1.3%**	**17,796.2**	**17,070.3**	**725.9**	**4.3%**
Eliminations	(30.5)	(28.6)	(1.9)	n/s	(30.5)	(28.6)	(1.9)	n/s
PPR	**17,765.7**	**17,531.4**	**234.3**	**1.3%**	**17,765.7**	**17,041.7**	**724.0**	**4.2%**

* Gucci consolidated over 14 months from November 2003 to December 2004

** Gucci consolidated over 12 months from January to December 2004

[redacted]

in EUR million	Reported		Change		Pro Forma		Change	
	Dec. 2005	Dec. 2004 *	in M€	in %	Dec. 2005	Dec. 2004 **	in M€	in %
Gucci Division	1,806.3	1,902.6	(96.3)	-5.1%	1,806.3	1,590.0	216.3	13.6%
Bottega Veneta	159.7	113.3	46.4	41.0%	159.7	99.6	60.1	60.2%
Yves Saint Laurent	162.0	196.4	(34.4)	-17.5%	162.0	169.2	(7.2)	-4.3%
YSL Beauté	610.0	721.8	(111.8)	-15.5%	610.0	619.2	(9.2)	-1.5%
Other & corporate	294.2	265.9	28.3	10.6%	294.2	232.3	61.9	26.6%
Luxury Goods	**3,032.2**	**3,200.0**	**(167.8)**	**-5.2%**	**3,032.2**	**2,710.3**	**321.9**	**11.9%**
Printemps	748.8	782.8	(34.0)	-4.3%	748.8	782.8	(34.0)	-4.3%
Redcats	4,373.3	4,400.0	(26.7)	-0.6%	4,373.3	4,400.0	(26.7)	-0.6%
Fnac	4,381.6	4,129.5	252.1	6.1%	4,381.6	4,129.5	252.1	6.1%
Conforama	3,136.7	3,093.4	43.3	1.4%	3,136.7	3,093.4	43.3	1.4%
Cfao	2,034.3	1,855.3	179.0	9.6%	2,034.3	1,855.3	179.0	9.6%
Other	58.8	70.4	(11.6)	-16.5%	58.8	70.4	(11.6)	-16.5%
Retail	**14,733.5**	**14,331.4**	**402.1**	**2.8%**	**14,733.5**	**14,331.4**	**402.1**	**2.8%**
PPR	**17,765.7**	**17,531.4**	**234.3**	**1.3%**	**17,765.7**	**17,041.7**	**724.0**	**4.2%**

* Gucci consolidated over 14 months from November 2003 to December 2004

** Gucci consolidated over 12 months from January to December 2004

[redacted]

In EUR million	Reported		Change		Pro Forma		Change	
	Dec. 2005	Dec. 2004 *	en M€	in %	Dec. 2005	Dec. 2004 **	in M€	in %
Gucci Division	485.4	537.7	(52.3)	-9.7%	485.4	423.2	62.2	14.7%
Bottega Veneta	13.7	(8.7)	22.4	257.5%	13.7	(7.3)	21.0	287.7%
Yves Saint Laurent	(65.8)	(79.9)	14.1	17.6%	(65.8)	(70.8)	5.0	7.1%
YSL Beauté	15.4	26.0	(10.6)	-40.8%	15.4	22.5	(7.1)	-31.6%
Other & corporate	(59.2)	(87.7)	28.5	32.5%	(59.2)	(79.9)	20.7	25.9%
Luxury Goods	**389.5**	**387.4**	**2.1**	**0.5%**	**389.5**	**287.7**	**101.8**	**35.4%**
Printemps	25.5	22.8	2.7	11.8%	25.5	22.8	2.7	11.8%
Redcats	231.3	231.2	0.1	0.0%	231.3	231.2	0.1	0.0%
Fnac	151.8	138.4	13.4	9.7%	151.8	138.4	13.4	9.7%
Conforama	177.1	206.8	(29.7)	-14.4%	177.1	206.8	(29.7)	-14.4%
Cfao	167.0	158.9	8.1	5.1%	167.0	158.9	8.1	5.1%
Other	1.6	1.4	0.2	14.3%	1.6	1.4	0.2	14.3%
Retail	**754.3**	**759.5**	**(5.2)**	**-0.7%**	**754.3**	**759.5**	**(5.2)**	**-0.7%**
Holdings	**(59.7)**	**(61.0)**	**1.3**	**2.1%**	**(59.7)**	**(61.0)**	**1.3**	**2.1%**
PPR	**1,084.1**	**1,085.9**	**(1.8)**	**-0.2%**	**1,084.1**	**986.2**	**97.9**	**9.9%**

* Gucci consolidated over 14 months from November 2003 to December 2004

** Gucci consolidated over 12 months from January to December 2004

[redacted]

en millions d'euros	Reported		Change		Pro Forma		Change	
	Dec. 2005	Dec. 2004 *	en M€	in %	Dec. 2005	Dec. 2004 **	en M€	in %
Gucci Division	549.6	610.0	(60.4)	-9.9%	549.6	484.8	64.8	13.4%
Bottega Veneta	22.2	(0.5)	22.7	n/s	22.2	(0.2)	22.4	n/s
Yves Saint Laurent	(50.7)	(61.0)	10.3	16.9%	(50.7)	(54.8)	4.1	7.5%
YSL Beauté	37.2	55.2	(18.0)	-32.6%	37.2	48.0	(10.8)	-22.5%
Other & corporate	(35.9)	(58.9)	23.0	39.0%	(35.9)	(54.8)	18.9	34.5%
Luxury Goods	**522.4**	**544.8**	**(22.4)**	**-4.1%**	**522.4**	**423.0**	**99.4**	**23.5%**
Printemps	62.4	61.0	1.4	2.3%	62.4	61.0	1.4	2.3%
Redcats	278.4	276.6	1.8	0.7%	278.4	276.6	1.8	0.7%
Fnac	237.6	220.8	16.8	7.6%	237.6	220.8	16.8	7.6%
Conforama	237.1	265.4	(28.3)	-10.7%	237.1	265.4	(28.3)	-10.7%
Cfao	193.2	183.7	9.5	5.2%	193.2	183.7	9.5	5.2%
Other	4.1	3.9	0.2	5.1%	4.1	3.9	0.2	5.1%
Retail	**1,012.8**	**1,011.4**	**1.4**	**0.1%**	**1,012.8**	**1,011.4**	**1.4**	**0.1%**
Holdings	**(57.6)**	**(59.0)**	**1.4**	**2.4%**	**(57.6)**	**(59.0)**	**1.4**	**2.4%**
PPR	**1,477.6**	**1,497.2**	**(19.6)**	**-1.3%**	**1,477.6**	**1,375.4**	**102.2**	**7.4%**

* Gucci consolidated over 14 months from November 2003 to December 2004

** Gucci consolidated over 12 months from January to December 2004

PPR

Appendix J

PPR

Paris, 3 April 2006

PRESS RELEASE - APPOINTMENT

Gérard Mothe is appointed Corporate secretary of PPR group

François-Henri Pinault, Chairman and Chief Executive Officer of PPR, today announced the appointment of Gérard Mothe as Corporate secretary of the Group. Currently Corporate secretary, Fnac, Gérard Mothe will take on his new functions as of 19 April 2006. He succeeds Patrice Marteau, who is leaving PPR group on this date to give a new direction to his career.

In this role, Gérard Mothe will supervise the Legal, Insurance, Real Estate, Internal Auditing, IT Systems, Safety and General Services divisions, along with the Group Purchasing Division and the company Kadeos.

Gérard Mothe becomes a member of the PPR Executive Committee and will represent the Group before various professional bodies.

Gérard Mothe (53 years old) has been Corporate secretary, Fnac, since May 2000. A graduate of HEC business school, he began his career in 1977 in the automobile industry with the company Chausson, a subsidiary of Peugeot and Renault, then joined Colgate Palmolive in 1984, gaining experience on an international scale. He joined Fnac in 1987, where he was in charge of management control before being appointed the company's Finance Director in 1991.

PPR (formerly Pinault-Printemps-Redoute) is a global player in Retail and Luxury Goods, with approximately 84,000 employees in 74 countries. Through its Retail businesses Printemps, Redcats, Fnac, Conforama and CFAO, and the Luxury brands of Gucci Group (Gucci, Bottega Veneta, Yves Saint Laurent, YSL Beauté, Boucheron, Sergio Rossi, BEDAT & CO, Alexander McQueen, Stella McCartney and Balenciaga), PPR generated sales of EUR 17.8 billion in 2005. PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP).
For more information: www.ppr.com

CONTACTS

Press:	Peggy Nahmany	+33 1 45 64 65 06 pnahmany@ppr.com
	Catherine Malek	+33 1 45 64 61 20 cmalek@ppr.com
Analysts/Investors:	Alexandre de Brettes	+33 1 45 64 61 49 adebrettes@ppr.com
Press website:	www.pprlive.com	
Analysts/Investors website:	www.pprfinance.com	